FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            Technical Report on the Orosi Mine, dated March 14, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 23, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

TECHNICAL REPORT ON THE OROSI MINE, NICARAGUA: 2008 EXPLORATION PROGRAM AND MINERAL RESOURCE ESTIMATE, SAN JUAN ZONE

NI 43-101 Report

Authors:

William N. Pearson, Ph.D., P.Geo.

Graham Speirs, P.Eng.

March 14, 2009

TABLE OF CONTENTS

PAGE

LIST OF TABLES

LIST OF FIGURES

PAGE

LIST OF APPENDIX FIGURES & TABLES

1 SUMMARY

EXECUTIVE SUMMARY

This technical report outlines results of the 2008 Exploration program by Central Sun Mining Inc. ("Central Sun") and presents a resource estimate for the newly discovered San Juan zone on the Orosi Mine property, Nicaragua. Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) previously prepared an independent Technical Report on the Orosi Mine dated June 26, 2008 which summarized the results of the Definitive Feasibility Study (DFS), including new Mineral Resource and Mineral Reserve estimates for the Mojon-Crimea and Santa Maria zones and the Spent-ore. The report also discussed a change in processing from heap leaching to conventional milling. This present report is a companion report to that of Scott Wilson RPA and should be read in conjunction with this report.

Central Sun. is a gold producer with mining and exploration activities focused in Nicaragua. Previously known as Glencairn Gold Corporation. Central owns Desarollo Minero de Nicaragua, S.A. (DESMINIC), the owner and operator of the Orosi Mine, previously known as La Libertad Mine. Past mining has been carried out by contractor in the Mojón and Esmeralda pits, utilizing hydraulic shovels and 40 tonne haul trucks to move ore and waste. The mine produced gold using heap leach processing from July 1997 until March 2007, when mining was suspended in order to change over to conventional milling to improve gold recovery.

On May 8, 2007, Glencairn entered into an option agreement with a third-party vendor to purchase a complete milling facility located in northern Nevada and operated for many years until it was placed on care and maintenance in 2002. Dismantling of the mill commenced in the fall of 2007 and in December 2007, the dismantled mill was shipped to Nicaragua in four shipments, the first of which arrived January 16, 2008. The final shipment arrived on March 21, 2008 and all equipment was transported by truck to the Orosi mine site.

On March 28, 2008, the Nicaraguan Department of Environment, MARENA (Minesterio del Ambiente y los Recursos Naturales de Nicaragua) issued Central Sun Mining Inc. (TSX:CSM)(TSX:CSM.WT)(AMEX:SMC) full environmental permitting for the construction, operation and maintenance of the Orosi Mine Project which includes process plant upgrade and tailing management facility. On-site construction on the mill project commenced immediately after issuance of the full permit and work continued at the site through most of 2008.

On Oct. 22, 2008 the Orosi mill project was suspended due to lack of financing. At that time it was estimated that 7 to 8 months work remained to complete all construction. Following the shutdown, Central Sun secured the site and maintained good relationships with key suppliers and contractors. All expenditures on the project were stopped but all the key project and management team were retained.

The project was restarted on February 16, 2009 following securing of new financing. Advances to date are as follows:

- Feasibility Study 100% complete.
- Engineering:
  - Process Plant 88% complete.
  - Tailings Dam 100% complete.
- Permanent Power Transmission Line 100% complete.
- All permitting required to build all aspects of the project have been received.
- All land purchases required to build the project have been completed.
- Process Plant Construction
  - 80% of the mill equipment has been refurbished.
  - Concrete for civil works for the mills is 25% complete.
  - The foundation for the ball mill is 100% complete and the ball mill is ready to be installed.

- The foundation from the SAG mill is 100% complete and the SAG mill is ready to be installed.
- Four out of the 14 tank foundations are completed and the steel to fabricate all of the tanks is on site.

- The Tailing Dam Construction is 45% complete. All materials required to complete construction are on site.
- Permanent Power Supply is approximately 30% complete and the majority of all the major equipment is on site.
- Construction on the upgraded and expanded laboratory is approximately 50% complete.

Operations are scheduled to commence in September 2009 with stripping in the Crimea pit. The first ore is expected to be processed in November 2009 at the rate of 4200 tpd. Annual production is projected to be approximately 80,000 ounces per year as per the guidelines of the Definite Feasibility Study.

CONCLUSIONS AND RECOMMENDATIONS

Scott Wilson RPA concluded that the Orosi mill upgrade project has been advanced by Central Sun in a reasonable and professional manner. The Definitive Feasibility Study (DFS) indicated positive economic results can be obtained by conversion of the processing facilities from heap leaching to conventional milling. Scott Wilson RPA recommended that Central Sun continue with development and construction of a conventional mill for the Orosi Mine, and resume operations, as detailed in the DFS. The budget for the Project is equal to the pre-production capital cost estimate of $41.1 million, less expenditures to date which are approximately $26 million.

The 2008 Exploration program was very successful. In the new San Juan zone an inferred resource at a cutoff grade of 0.56 g Au/t of **2,221,000 tonnes grading 1.98 g Au/t containing 141,400 ounces of gold** was outlined. This resource includes a higher

grade portion mainly in the northeast end of the zone containing **395,000 tonnes at 4.79 g Au/t containing 61,000 ounces of gold**. This is a significant new resource at Orosi and demonstrates the excellent potential for outlining additional resources with further systematic exploration.

In 2008 substantial progress was made on compiling historical data and upgrading the geological knowledge of the epithermal systems. The geophysical surveys (IP and magnetic) contributed to this understanding although it was difficult to use these tools for direct target of gold mineralized areas. Continuing exploration to further test both structures within the general mine area and also to further explore the extensive veins systems along strike especially to the northeast is warranted. The long term success at Orosi will depend on continuing a systematic approach to exploration with the ability to drill test a variety of targets.

With respect to further exploration it is recommended that:

- The San Juan zone should be definition drilled at a spacing of approximately 25 metres to upgrade the inferred resource to the indicated category. The adjacent Victoria structure also needs to be drill tested and has potential to host additional resources.
- Ongoing exploration efforts particularly drilling should be continued to explore other structures within the general mine area.
- Complete additional twinned holes on Mojon-Crimea to further confirm the nature and distribution of the mineralization especially higher grade sections.
- Geological mapping, sampling and prospecting be continued to cover the remainder of the property especially to the northeast
- Complete additional analysis of the geophysical data to try and better target mineralization. Ground geophysical surveys including magnetic and IP should be continued especially to outline structures and areas of favourable alteration.
- Implement a program to ensure that the new geological information developed during exploration is utilized for mining. Better use of blast hole data in the open pits needs to be made to document the nature and distribution of the higher grade mineralization in this system.

- Further evaluate the 3.1 million tonnes of inferred resources in the Spent-Ore to upgrade this to the indicated category to be able to include in mineral reserves.

- Complete construction of new laboratory at Orosi as soon as possible and implement a LIMS system for management of all laboratory data especially QA/QC.

The recommended 2009 Exploration Program, exclusive of expenditures for the mine operation, is as follows:

Diamond Drilling	
Definition drilling San Juan, Victoria - 6,000m at $200/m all up	$1,200,000
Drilling other mine area targets – 5,000m at $200/m all up	$1,000,000
Drilling of twinned holes Mojon-Crimea – 3,000m at $200/m all up	$ 600,000
Trenching/Sampling	
Spent Ore – upgrade areas of inferred resources	$ 100,000
Surface targets for potential new open pits	$ 50,000
Geophysics	
IP, ground magnetic surveys – 100 line km @$2,000 per line km	$ 200,000
Geological mapping, Prospecting, Sampling	
Continue exploration on balance of concessions	$ 100,000
Prefeasibility Study San Juan	
Determine viability based on drill results	$ 250,000
Management, Supervision, Reporting	
Orosi projects	$ 100,000
TOTAL	**$3,600,000**

TECHNICAL SUMMARY

The Orosi Mine site is located in the municipal area of La Libertad, Chontales Department, Republic of Nicaragua, approximately 110 km due east of Managua, the capital city of Nicaragua. Present access to the mine site from Managua is via a well maintained paved highway to Juigalpa (201 km), and subsequently via a gravel road (30 km) traveling eastward to the village of La Libertad. The road to La Libertad is currently being upgraded by the Nicaragua government.

LAND TENURE

Central Sun. is a publicly registered company that trades in the Toronto Stock Exchange (TSX) under CSM and CSM:WT and in the New York Stock Exchange as SMC. Central Sun is owner of Desarollo Minero de Nicaragua, S.A. (DESMINIC). DESMINIC is the Landlord with legitimate possession and ownership of all the land where mining concessions are granted at Orosi; which together comprise La Libertad and Buenaventura concessions.

The mining concession was granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0 percent royalty on gross production revenues. Another royalty interest was granted to a corporation formed by La Libertad workers (IMISA), equal to 2.0 percent of the total production of gold and silver from La Libertad Exploitation Concession. The total royalty payable on Orosi Mine production is 5.0 percent.

SITE INFRASTRUCTURE

Currently, the major assets and facilities associated with the project are:

- Mojón, Crimea, and Santa María deposits, located along two parallel-mineralized trends and the newly discovered San Juan zone located 5 kilometres south of the plant.
- The physical plant site including existing open pits, waste dumps, site roads, crushing circuit, adsorption/desorption/refinery (ADR) plant, maintenance workshops, warehousing, and administration buildings.

- Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.

- Process equipment and supplies associated with construction of the new mill.

- Access by highway and gravel roads to Managua.

HISTORY

Mining and ranching have been the main economic activities in the area. Prior to the Sandinista period, Nicaragua was an important contributor in the Central American gold market. In November 1979, the Sandinista government nullified all mining concessions issued by the previous administration and nationalized all mining companies operating in the country.

Mining operations at La Libertad were sporadic until the mine was privatized in 1994. Effective August 26, 1994, Greenstone Resources Canada Ltd. ("Greenstone") purchased an interest in the mine, and formed a new company called Minera Nicaragüence S.A. (MINISA). The new company was formed with the purpose of developing a large-scale gold mining operation out of the small La Libertad operation.

Greenstone completed a feasibility study in 1995, acquired the remaining interest in the mine in 1996, and resumed operation in 1997, using heap leach processing to recover gold. Greenstone operated the mine from 1997 to mid-1999, mining 3.1 million tonnes, at a grade of 1.9 g/t Au, and producing 103,000 ounces of gold.

By 1999, GRENICA was suffering financial difficulties, and all mining and exploration activities at La Libertad ceased in August of that year. Leslie Coe, an individual investor, acquired the mine by repaying Greenstone's debt to vendors. The name of the new company was Desarollo Minero de Nicaragua S.A. (DESMINIC). In

early 2001, DESMINIC rehabilitated the heap leach operation at La Libertad, and resumed operations.

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March, 2007 totalled 6.7 Mt, at a grade of 1.66 g/t Au, producing 207,000 ounces.

Ownership of DESMINIC passed through several companies via merger and acquisition, until July 6, 2006, when Glencairn Gold Corporation ("Glencairn") purchased a 100% interest in La Libertad Mine.

AMEC conducted test work and studied potential for conversion of the heap leach process to conventional milling for Glencairn, completing a scoping study in May 2007. Results were positive, and open pit mining was halted in March 2007 in order to proceed with the process upgrade. Glencairn commissioned a feasibility study, and investigated sources of mill equipment.

Glencairn underwent a name change to Central Sun Mining Inc. on November 29, 2007. Along with the corporate name change, the La Libertad operation was renamed Orosi.

GEOLOGY

La Libertad gold district covers an area approximately 150 km^2 and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. The Oligocene to Miocene age Matagalpa Group consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic to intermediate lavas of the Lower Coyol unit.

The rocks of the Lower Coyol unit host the gold-bearing low-sulphidation epithermal quartz veins in La Libertad gold district. The district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. The Orosi Mine area is the only segment of the district to have been explored at significant depth. Central Sun's land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at the Orosi Mine.

The bulk of known gold mineralization at Orosi is contained within vein sets along two parallel trends separated by approximately 500m. The Mojón-Crimea Trend is nearly four kilometres long, strikes 65° and dips on average 80° to the southeast. The down-dip dimension is commonly on the order of 200m to 250m. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 m to 70m for an average of 15m, often narrowing at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000m. The Santa Mariá vein averages 10m wide and is approximately 450m long. The Esmeralda Vein has been mined out. The newly discovered San Juan vein zone extends for approximately 1000 metres along strike and is located 5 kilometres south of the plant. This vein zone averages approximately 3.4m wide and has been drill tested to a depth of 170m.

MINERAL RESOURCES

DATA VERIFICATION – QAQC PROGRAMS

Data from both reverse circulation (RC) and diamond drilling was used by Scott Wilson RPA to estimate Mineral Resources for the Mojon-Crimea and Santa Maria zones. More than 90% of the total metres drilled for these zones is RC drilling. The majority of the diamond drilling was completed by Central Sun in 2006 and 2007 with limited drilling on these two structures in 2008. Scott Wilson RPA eliminated some unreliable samples and found that there was some bias in the low to medium grade fractions of the RC drill results. However Scott Wilson RPA concluded that, while local areas may be impacted by the differences in the various grade fractions, overall estimates are reasonable.

Exploration diamond drilling in 2008 by Central Sun Mining intersected significant gold mineralization in the San Juan vein zone. All core samples for the 2008 program were analyzed in the Limon laboratory. QA/QC was enhanced with the addition of independent standards. In addition upgrades to the Limon laboratory improved operational efficiencies and quality of the analyses. The Orosi laboratory, which was used heavily in past programs, is currently being upgraded and expanded hence was not used for any of the assay work for the 2008 program.

MINERAL RESOURCES

Table 1-1 provides a summary of the Mineral Resources for the Indicated and Inferred classifications. The estimates for the Mojon-Crimea and Santa Maria zones as well as the Spent Ore were prepared by Scott Wilson RPA as outlined in their Technical Report dated June 26, 2008 that is filed on Sedar. The inferred mineral resource estimate for the new San Juan zone is outlined in this report. Note that results of the 2008 program did not impact on the existing measured and indicated mineral resource

estimated by Scott Wilson RPA. The Mineral Resources are stated exclusive of Mineral Reserves following Scott Wilson RPA.

TABLE 1-1 MINERAL RESOURCE ESTIMATES

Central Sun Mining Inc. – Orosi

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón	2,311	1.36	101.2	76	1.46	3.6
Crimea	1,629	1.56	81.9	147	1.65	7.8
Santa María	187	2.90	17.4	7	2.27	0.5
San Juan				2,221	1.98	141.4
Spent-Ore	-	-	-	3,140	0.70	70.7
TOTAL	**4,126**	**1.51**	**200.4**	**5,591**	**1.25**	**224.0**

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources are exclusive of Mineral Reserves.
3. Remaining resources for Mojon-Crimea and Santa Maria as at January 1, 2008 (physical survey March 31, 2007)
4. Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
5. Cut-off grade is based on a gold price of US$800/oz and metallurgical recovery of 90% for unmined material, and 80% for spent-ore.
6. Resource estimates for Mojon Crimea, Santa Maria and spent-ore were prepared by Scott Wilson RPA, June 26, 2008.
7. Resource estimate for San Juan prepared by Central Sun Mining (this report)
8. Numbers may not add due to rounding.

MINERAL RESERVES

Mineral Reserve estimates were prepared by Scott Wilson RPA. Mineral Reserves consist of open pit designs for an expansion of the existing Mojón pit, new pits in the Crimea and Santa Maria areas, and spent-ore sources included in the LOMP. Mineral Reserves are summarized in Table 1-2.

TABLE 1-2 MINERAL RESERVES

Central Sun Mines Inc. – Orosi DFS (Scott Wilson RPA)

Location	Category	Tonnes ('000s)	Grade (g/t Au)	Contained Ounces
Mojón	Probable	2,978	1.66	158,700
Crimea	Probable	2,210	1.98	140,500
Santa María	Probable	917	2.56	73,400
Spent-Ore	Probable	4,912	0.85	134,900
Total	**Probable**	**11,017**	**1.44**	**509,500**

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at a block cut-off grade of 0.72 g/t Au.
3. Mineral Reserves are estimated using an average long-term gold price of US$625 per ounce.
4. A selective mining unit of 6.25 m x 6.25 m x 6.00 m was used, with grades diluted to full blocks of that size.
5. Mineral reserve estimate by Scott Wilson, June 26, 2008.
6. Numbers may not add due to rounding.

Estimates were initially carried out by Scott Wilson RPA using Lerchs-Grosmann analysis via Whittle software, to determine the approximate shape of a near-optimal pit shell, based on applied cut-off grade criteria and pit slopes. These shells were generated from the block model described above, and economic and physical criteria. Open pit designs were generated from the optimized pit shells, with ramping, minimum bench widths, and adjustments for real world physical constraints. The results were scheduled in the LOMP, and determined to be economic, under the revenue and cost assumptions of the DFS.

Mineral Reserves total 6.1 million tonnes of open pit ore, at a grade of 1.91 g/t Au, and 4.9 million tonnes of spent-ore, at a grade of 0.85 g/t Au. The strip ratio for open pit mining averages 6.0 tonnes of waste per tonne of ore.

2 INTRODUCTION AND TERMS OF REFERENCE

This technical report outlines results of the 2008 Exploration program by Central Sun Mining and presents a resource estimate for the newly discovered San Juan zone on the Orosi Mine property in Nicaragua. Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) previously prepared an independent Technical Report on the Orosi Mine dated June 26, 2008 which summarized the results of the Definitive Feasibility Study (DFS), including new Mineral Resource and Mineral Reserve estimates for the Mojon-Crimea and Santa Maria zones and the spent-or. The report also discussed a change in processing from heap leaching to conventional milling. This present report is a companion report to that of Scott Wilson RPA and should be read in conjunction with this report.

Central Sun Mining Inc. ("Central Sun") is a gold producer with mining and exploration activities focused in Nicaragua. Previously known as Glencairn Gold Corporation, Central Sun owns Desarollo Minero de Nicaragua, S.A. (DESMINIC), the owner and operator of the Orosi Mine, previously known as La Libertad Mine. Past mining has been carried out by contractor in the Mojón and Esmeralda pits, utilizing hydraulic shovels and small haul trucks to move ore and waste. The mine produced gold using heap leach processing from July 1997 until March 2007, when mining was suspended in order to change over to conventional milling to improve gold recovery. Operations are scheduled to resume in November 2009, at a rate of 4,200 tonnes per day (tpd) ore.

Currently, the major assets and facilities associated with the project are:

- Mojón, Crimea, and Santa Maria deposits, located along two parallel-mineralized trends and the newly discovered San Juan zone located 5 kilometres south of the plant.

- The physical plant site including existing open pits, waste dumps, site roads, crushing circuit, adsorption/desorption/refinery (ADR) plant, maintenance workshops, warehousing, and administration buildings.
- Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.
- Process equipment and supplies associated with construction of the new mill.
- Access by highway and gravel roads to Managua.

Executive Vice President, Exploration for Central Sun, Dr. Pearson, P.Geo., has been responsible for the overall aspects of the exploration at Orosi since October 2007 and has visited the site on numerous occasions since that time. Mr. Graham Speirs, P.Eng., Chief Operating Officer of Central Sun since October 2006 has been responsible for supervision of all aspects of construction on the Orosi Mine site.

Various sections of this report have been extracted from the report by Scott Wilson RPA dated June 26, 2008. Where quoted directly, these are indicated in italics. The authors recommend reading the Scott Wilson RPA report in conjunction with the present report.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
A	annum	L/s	litres per second
Bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m^2	square metre
Cal	calorie	m^3	cubic metre
Cfm	cubic feet per minute	min	minute
Cm	centimetre	MASL	metres above sea level
cm^2	square centimetre	mm	millimetre
D	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
Dmt	dry metric tonne	MW	megawatt
Dwt	dead-weight ton	MWh	megawatt-hour
Ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft^2	square foot	oz	Troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
G	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
Gpm	Imperial gallons per minute	st	short ton
gr/ft^3	grain per cubic foot	stpa	short ton per year
gr/m^3	grain per cubic metre	stpd	short ton per day
Hr	hour	t	metric tonne
Ha	hectare	tpa	metric tonne per year
Hp	horsepower	tpd	metric tonne per day
In	inch	tph	metric tonne per hour
in^2	square inch	US$	United States dollar
J	joule	USg	United States gallon
K	kilo (thousand)	USgpm	US gallon per minute
Kcal	kilocalorie	V	volt
Kg	kilogram	W	watt
Km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd^3	cubic yard
km^2	square kilometre	yr	year

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Dr. William Pearson, P.Geo. Executive Vice President, Exploration and Mr. Graham Speirs, Chief Operating Officer of Central Sun. The information, conclusions, opinions, and estimates contained herein are based on:

- Independent technical report dated June 26, 2008 by Scott Wilson RPA.
- Information available to Central Sun,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information prepared by Central Sun and third party sources.

For the purpose of this report, Central Sun has relied on ownership information in the form of a title opinion by the law firm of Arias & Muñoz, of Managua, Nicaragua, dated October 22, 2007. Central Sun maintains a property registration system that is consistent with industry standards. Information on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Orosi Project has been prepared by Central Sun.

4 PROPERTY DESCRIPTION AND LOCATION

The Orosi Mine site is located in the municipal area of La Libertad, Chontales Department, Republic of Nicaragua, approximately 110 km due east of Managua, the capital city of Nicaragua. The geographic coordinates of the project are approximately 12° 13' N latitude, 85° 10' W longitude. The datum survey point for the property group is pegged at 135277.57 m north and 704476.63 m east, UTM Zone 16. A map showing the property location is presented in Figure 4-1.

LAND TENURE

Central Sun is a publicly registered company that trades in the Toronto Stock Exchange (TSX) under CSM and CSM:WT and in the New York Stock Exchange Alternext as SMC.

Central Sun is owner of Desarollo Minero de Nicaragua, S.A. (DESMINIC). DESMINIC is the Landlord with legitimate possession and ownership of all the land where concessions are granted at Orosi; which comprise the La Libertad mining concession and the Buenaventura and Cuernos de Oro exploration concessions. The name of the mine was changed in November, 2006 from La Libertad to Orosi Mine, at the same time as the corporate name change.

DESMINIC, is a recognized Nicaraguan company (RUC No. 120500-9040) that was publicly authorized by Public Notary of Nicaragua, Dr. Alejandro Carrion Abaunza on May 12, 2000 and Inscribed with # 962, pages 357/381, volume 32, Book Two of Corporations; and inscribed with No. 5170, page 273/274, volume 12 of the Book of Persons, both of the Public Registry of Masaya.

FIGURE 4-1 LOCATION MAP


HONDURAS
NICARAGUA
OROSI MINE
Tegucigalpa
EL SALV.
Chontales
Juigalpa
Managua
Boaco
Matagalpa
Jinotega
Esteli
Somoto
Ocotal
León
Chinandega
Masaya
Granada
Jinotepe
Rivas
San Juan del Sur
San Carlos
Bluefields
El Bluff
Puerto Cabezas
Nueva Guinea
Rio Blanco
La Rosita
Bonanza
Siuna
Waspam
San Juan del Norte
PACIFIC OCEAN
CARIBBEAN SEA
Lago de Nicaragua
COSTA RICA
N
0 25 50 75 100
Kilometres
MEXICO
BELIZE
GUATEMALA
HONDURAS
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
CUBA
JAMAICA
HAITI
CARIBBEAN SEA
PACIFIC OCEAN
400 Km
March 2009

Figure 4-1

Orosi Mine
Nicaragua
Location Map

The mining concession was granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. This concession was granted and is regulated under the old, pre-2001 mining law. The location of the concession, called the La Libertad Exploitation Concession, is shown in Figure 4-2. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0 percent royalty on gross production revenues.

Another royalty interest was granted to a corporation formed by La Libertad workers (IMISA). The Royalty Contract dated September 25, 1996 (Public Deed No. 23) grants a royalty on Net Smelter Returns equal to 2.0 percent of the total production of gold and silver from La Libertad Exploitation Concession to IMISA.

The total royalty payable on Orosi Mine production is 5.0 percent.

In addition to La Libertad Exploitation Concession, DESMINIC has two exploration concession, called La Buena Ventura I (2,350 ha) and Cuernos do Oro (1196 ha), granted under the new mining code enacted in 2001. The Buena Ventura I concession was granted in July 2002 for a period of 25 years pursuant to Ministerial Decree No. 200-RN-MC/2002 and the Cuernos de Oro concession was granted in October 2008 pursuant to Minesterial Decree 18-DM-MC/2008. Annual fee payments escalate from US$0.25 per hectare to US$8.00 per hectare over the first 10 years, and are US$12.00 per hectare thereafter. The exploitation and exploration concessions form one contiguous block.

The coordinates of the three concessions, covering a total of 14,496 ha as shown in Figure 4-2, are detailed in Table 4-1.

FIGURE 4-2 CONCESSION MAP


N
Legend:
Vein Structures
Figure 4-2
CENTRAL SUN
MINING INC.
Orosi Mine
Nicaragua
Concession Map
La Libertad Concession
La Buena Ventura I Concession
Ext. WC De Oro
Santa Maria Pit
San Juan
Crimea Pit
Esmeralda Pit
Mojón Pit
Exploitation Concession
Exploration Concession
0 1.0 2.0 3.0 4.0 5.0
Kilometres
Source: Chlumsky, Armbrust and Meyer, 2003.
March 2009
710,000 E
705,000 E
700,000 E
695,000 E
690,000 E
1,360,000 N
1,355,000 N
1,350,000 N
1,345,000 N

TABLE 4-1 MINING CONCESSIONS						
Central Sun Mining Inc. – Orosi						
#	Name	Mining Concession	Area (Hectares)	Vertex	UTM Coordinates	
					Northing	Easting
1	La Libertad	032-RN-MC/1994	10,950.00	1	1,354,000	691,000
				2	1,354,000	695,000
				3	1,356,000	695,000
				4	1,356,000	699,000
				5	1,367,000	699,000
				6	1,357,000	705,000
				7	1,359,000	705,000
				8	1,359,000	713,000
				9	1,354,000	713,000
				10	1,354,000	705,000
				11	1,351,000	705,000
				12	1,351,000	695,000
				13	1,349,000	695,000
				14	1,349,000	691,000
2	Buenaventura	200-RN-MC/2002	2,350.00	1	1,349,000	691,000
				2	1,349,000	695,000
				3	1,351,000	695,000
				4	1,351,000	698,000
				5	1,350,000	698,000
				6	1,350,000	700,000
				7	1,347,000	700,000
				8	1,347,000	693,000
				9	1,693,000	348,000
				10	1,348,000	692,000
				11	1,348,500	692,000
				12	1,348,500	691,000
3	Cuernos de Oro	18-DM-MC/2008	1196.00	1	1,356,500	690,400
				2	1,356,500	695,000
				3	1,354,000	695,000
				4	1,354,000	690,400

REGULATORY PROGRAM

Current permits and licences are summarized in Table 4-2 and a list of Authorities in Nicaragua is provided in Table 4-3.

TABLE 4-2 PERMITTING AND LICENSING REQUIREMENTS HELD
Central Sun Mining Inc. – Orosi

Permit/Licence/Concession	Authority
Environmental Impact Study (EIS) approval	MARENA
Approval of the test plan for electrical transmission	INE
Concession of electrical transmission	INE
Feasibility Study Approval	MEM - DGM
Permission to begin work on the exploitation of the quarries	MEM - DGM
Construction authorization	MEM - DGM
Authorization of Right-of-Way	MEM – DGM – DGE
Approval of Earthwork activities	MEM - DREM
Registration for the use of hydrocarbons	MEM - DGH
Permission for the installation of fuel tanks and gas L.	MEM - DGH
Permission for use and operation of fuel tanks and gas L.	MEM - DGH
Registration of mining concessions	MEM - DAC
Authorization for the use of a powder magazine	POLICIA - DAEM
Right for the transport of explosives	POLICIA - DAEM
Global license for explosives	POLICIA - DAEM
Authorization for transporting explosives	POLICIA - DAEM
Sanitary authorization for plant potable water treatment	MINSA
Sanitary authorization for plant service water treatment	MINSA
Sanitary authorization of sanitation fillings	MINSA
Sanitary authorization of waters re-use	MINSA
Sanitary authorization of treated water release	MINSA
VHF authorization for radios and UHF3. Authorization for the use of radios	TELCOR
Allocation of frequencies	TELCOR
Municipal Construction license	Municipalidades
Water use license (for post hydraulic works construction)	MARENA
Construction authorization for hydraulic infrastructure works	MARENA
Construction of sedimentation ponds	MARENA
Mining operation certificate	MEM - DGM
Manual and Regulations for Mining Health and Safety	MEM - DGM

Permit/Licence/Concession	Authority
Registry of the Committee of Security	MEM - DGM
Approval of the excavation program	MEM - DGM
Concession of mining transport	MARENA
Approval of the waste disposal system	MINSA
Permission to operate the medical centre	MINSA
Authorization for installation of radio towers (antennas)	TELCOR
Locating of the telecommunication equipment	TELCOR

TABLE 4-3 LIST OF AUTHORITIES
Central Sun Mining Inc. – Orosi

Abbreviation	Full Name
DGE	General Director of Energy
DGM	General Director of Mining
TELCOR	Nicaraguan Institute of Telecommunication and Post Office
DGH	General Director of Hydrocarbons
MINSA	Ministry of Health
DAC	Director of the Administration of Concessions
INE	Nicaraguan Institute of Energy
POLICIA	Nicaraguan National Police
MARENA	Ministry of the Atmosphere and the Environmental Resources
DAEM	Director of Explosives, Firearms and Munitions
MEM	Ministry of Energy and Mines
Municipalidades	Municipal Government

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The area is situated approximately 175 km southeast of Managua, 45 km east of Juigalpa, and 6 km east of the village of La Libertad. Present access to the mine site from Managua is via a well maintained paved highway to Juigalpa (201 km), and subsequently via a gravel road (30 km) traveling eastward to the village of La Libertad. This route entails three hours of travel in a four-wheel drive vehicle.

The Nicaraguan government initiated upgrading of the access road from Juigalpa to La Libertad in the fall of 2008 with completion expected in 2009. This newly surfaced road will reduce travel times to the mine site.

CLIMATE

The region has a pronounced wet and dry season. The wet season occurs in May through to November, with the highest precipitation usually occurring in September and October. Average monthly rainfall during these months is approximately 270 mm. The driest months are generally in February and March, with average monthly rainfalls of approximately 23 mm. According to government statistical records, the Department of Chontales has an average annual rainfall of 1,695 mm. At the La Libertad weather station, the average annual precipitation recorded over a 16-year period (1972 to 1987) was 1,687 mm.

Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to

29°C in the Pacific coastal regions. Average temperatures recorded in Chontales region range from 24°C in December to 27°C in May. The average daily temperature is fairly constant at 25°C during the rest of the year.

Statistical records indicate an annual average rate of evaporation of approximately 2,050 mm, higher than the average annual precipitation of approximately 1,695 mm. The highest monthly evaporation rates of approximately 235 mm coincide with the driest and hottest months (March and April).

LOCAL RESOURCES

Most of the non-professional staff at Orosi Mine come from the surrounding towns in the area. The town of La Libertad, some six kilometres by an unsurfaced secondary road, has a local population just over 2,000. Several other small towns are located within close proximity of the mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by expatriates. Most machinery and equipment required at the mine is imported. The transportation network is well established.

INFRASTRUCTURE

Currently, the major assets and facilities associated with the project are:

- Mojón, Crimea, and Santa Maria deposits, located along two parallel-mineralized trends and the newly discovered San Juan zone located 5 kilometres south of the plant.

- The physical plant site including existing open pits, waste dumps, site roads, crushing circuit, adsorption/desorption/refinery (ADR) plant, maintenance workshops, warehousing, and administration buildings.

- Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.

- Process equipment and supplies associated with construction of the new mill.

- Access by highway and gravel roads to Managua.

PHYSIOGRAPHY

The area is characterized by hilly terrain ranging in elevation from 400 m to 835 m above sea level. Many of the old workings in the region are located on hills and ridges. Gold mineralization is associated with quartz veins that support these topographic highs. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 m above sea level.

The Orosi Mine is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. Prior to open pit mining, a mineralized vein outcropped along the Cerro Mojón ridge. It was the highest point in the immediate area at approximately 630 m above sea level but has since been removed by mining. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 m above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

6 HISTORY

Mining and ranching have been the main economic activities in the area. Since the last century, large companies, small local ventures, and individual miners have developed mines in the La Libertad-Santo Domingo area. Individually, the local miners and prospectors are known as güiriseros, or small miners. In the past, both large and small mine operations typically employed stamp mills and arrastras (small primitive mills) for processing ore, and mercury amalgamation techniques to recover the gold. In the mid 1950s, larger scale mining companies began to use more conventional milling and gravity separation techniques and cyanide to recover the gold in local deposits.

Large-scale mining operations in the Santo Domingo area first began in 1862 at the El Jabalí Mine and continued until the mid 1970s. Important mines developed during this period include: El Jabalí, which belonged to Compania Anónima de El Jabalí; Monte Carmelo, owned by Victoria Salinas; and La Tranca, owned by the Pellas and Company. No larger-scale mining operations have been in production in the Santo Domingo area for the last 20 years, however, small miner activity and arrastra operations have continued.

Larger scale mining operations at La Libertad started in the middle of the last century at the San Juan and Babilonia areas. From 1900 to 1935, British companies extracted mineralized rock from the Santa Elena, Crimea, Santa María, San Juan, Tres Amigos, Zopilote, and Azul areas. Approximately 200,000 tonnes of ore, with an average grade of 15 g/t Au, was mined during this time. The ore was processed at a rate of 20 tpd to 40 tpd using a stamp mill. Gold was recovered by mercury amalgamation techniques.

From 1943 to 1945, the Neptune Mining Company conducted geological exploration in the Santa Elena and Santa María areas. No mining took place. From 1956 to 1979, an American company, Lemans Resource, mined the Santa Elena-Crimea deposit. The ore was processed in a mill at a rate of 40 stpd. Gold was recovered through flotation and cyanidation of the concentrate.

Prior to the Sandinista period, Nicaragua was an important contributor in the Central American gold market. In November 1979, the Sandinista government nullified all mining concessions issued by the previous administration and nationalized all mining companies operating in the country. As a result, average annual gold production for the period 1975 through 1979 dropped to an estimated 69,400 troy ounces.

Throughout the 1980s, the Sandinista government sought assistance for the mining sector in both Western and Eastern Europe. The United Kingdom, the Soviet Union, Sweden, and Bulgaria all provided institutional support to the Nicaraguan mining industry. However, due to low availability of capital most facilities had to make do with old and substandard equipment.

Large-scale mining operations at La Libertad were suspended in November 1979 until the mining industry was nationalized in 1981. In 1982, mining of the Santa Elena deposit resumed under INMINE (Instituto Nicaragüense de la Minería). From 1984 to 1989, a crushing and grinding facility was installed and the capacity of the mill increased from 40 stpd to 120 stpd, using the same flotation/cyanidation technology for gold recovery. Tailings were being dumped directly into the Río El Tigre, until a tailings dam was constructed northeast of the mill in 1988. Mining operations at Santa Elena were suspended in 1991 and the San Juan vein became the main source of ore.

In 1991, the Chamorro Administration began its efforts to privatize Nicaraguan mining enterprises as part of an overall plan for economic stabilization and structural reform. It was hoped that foreign investment would boost mining production and provide employment and stability in regions dependent on mining. The Chamorro Administration agreed to privatize 25 percent of the national mineral resources to the Nicaraguan mine workers. This resulted in the formation of Inversiones Mineras S.A. (IMISA), a profit-oriented company privately held by the Nicaraguan mine workers. Technical and administrative assistance for IMISA was contracted from former INMINE officials. The remaining interest in select facilities was put out to international tender.

La Libertad went out to tender in 1992. On April 11, 1994, a Presidential Decree was issued authorizing the privatization of La Libertad mining assets. Effective August 26, 1994, an agreement between Greenstone de Nicaragua S.A. (GRENICA), a wholly owned subsidiary of Greenstone Resources Canada Ltd., and IMISA resulted in the formation of a new company called Minera Nicaragüence S.A. (MINISA). The new company was formed with the purpose of developing a large-scale gold mining operation out of the small La Libertad operation. At this time, small miners were active on site, processing their gold using arrastras and mercury amalgamation.

MINISA was originally owned 75% (51,450 shares) by GRENICA and 25% (17,150 shares) by IMISA (68,600 total shares). IMISA vested in its 25% of MINISA by virtue of contributing the existing assets at La Libertad, including the exploitation and exploration concessions (which included a 3% royalty payable to the Nicaraguan government). These assets were conveyed to IMISA by the Nicaraguan government and the IMISA shares were pledged to the Nicaraguan government, until such time as IMISA paid $1,715,000 to the government. GRENICA became vested once it had contributed a total of $5.325 million to the project and issued 468,100 Greenstone Common Shares.

As a requisite of privatization, MINISA was required to complete a feasibility study for an operation producing greater than 50,000 ounces of gold per year. Compliance was met with the submittal of a feasibility study in October 1995. GRENICA was required to fund the feasibility as well as any cash losses from the existing operation. It was also required to fund a limited rehabilitation program of the existing operation. At December 31, 1995, GRENICA had met all vesting conditions for the 75% interest in MINISA.

In September 1996, GRENICA acquired the remaining 25% minority interest from IMISA through the acquisition of all the shares of MINISA held by IMISA. The purchase price consisted of:

- A cash payment of $13,125,000, directed by IMISA to be paid to shareholders;

- A cash payment of approximately $350,000 in satisfaction of existing obligations to IMISA in connection with GRENICA's and IMISA's shareholdings in MINISA; and
- A 2% net smelter royalty in favour of IMISA on future production from areas within the La Libertad mining area.

Under MINISA, La Libertad mine site was rehabilitated and operations continued from mid-1994 until October 1996, when MINISA shut down the operation to prepare for the heap leach operation.

GRENICA, through MINISA, operated the mine from 1997 to mid-1999, mining 3.1 million tonnes, at a grade of 1.9 g/t Au, and producing 103,000 ounces of gold.

By 1999, GRENICA was suffering financial difficulties, and all mining and exploration activities at La Libertad ceased in August of that year. Mr. Leslie Coe, an individual investor acquired MINISA by repaying GRENICA's debt to vendors. The name of the new company was Desarollo Minero de Nicaragua S.A. (DESMINIC). In February 2001, Mr. Coe sold 50% of DESMINIC to RNC Resources Limited (RNC), a private international business incorporated in Belize in March 2001, and 40% to Auric Resources Corp. Leslie Coe retained a 10% interest in DESMINIC.

In early 2001, DESMINIC rehabilitated the heap leach operation at La Libertad, and resumed operations.

In July 2003, RNC acquired Auric Resources Corp.'s interest in DESMINIC and, in September 2003, Leslie Coe's remaining 10% interest, thereby earning 100% ownership. RNC Gold Inc., a publicly traded Canadian company, became the owner of all the assets of RNC Resources Limited, including DESMINIC, in December 2003 as a result of a reverse take-over of Tango Mineral Resources Inc. by RNC and a name change of Tango Mineral Resources Inc. to RNC Gold Inc.

In February 2006, Yamana Gold Inc. acquired DESMINIC along with all the other assets of RNC Gold Inc. as a result of a merger between the two companies.

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March, 2007 totalled 6.7 Mt, at a grade of 1.66 g/t Au, producing 207,000 ounces.

GLENCAIRN/CENTRAL SUN MINING

On July 6, 2006, Glencairn Gold Corporation (Glencairn) purchased a 100% interest in La Libertad from Yamana Gold Inc., along with a 60% interest in the Cerro Quema Gold Project in Panama. The total consideration for the above two acquisitions was 32 million Glencairn common shares.

Scott Wilson RPA completed a Mineral Resource estimate for Glencairn, reported in a Technical Report dated November 14, 2006. The estimate, based on the operating scenario at that time, including heap leach processing, is summarized in the following table:

TABLE 6-1 JUNE 2006 MINERAL RESOURCE ESTIMATES
Central Sun Mining Inc. – Orosi DFS

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón-Crimea	13,743	1.46	647	3,551	1.73	198
Esmeralda	1,363	1.23	54	417	1.13	15
Santa María	1,188	2.45	94	280	1.90	17
TOTAL	**16,294**	**1.52**	**794**	**4,248**	**1.68**	**230**

Notes: 1. CIM definitions were followed for mineral resources.
2. Remaining mineral resources as at June 30, 2006.
3. Mineral resources are estimated at a block cut-off grade of 0.6 g/t Au.
4. Gold price of US$500/oz and metallurgical recovery of 61%.
5. Numbers may not add up due to rounding.

AMEC conducted testwork and studied potential for conversion of the heap leach process to conventional milling for Glencairn, completing a scoping study in May 2007. Results were positive, and open pit mining was halted in March 2007 in order to proceed with the process upgrade. Glencairn commissioned a feasibility study, and investigated sources of mill equipment.

Glencairn underwent a name change to Central Sun Mining Inc. on November 29, 2007. Along with the corporate name change, the La Libertad operation was renamed the Orosi Mine. Scott Wilson RPA completed the Definitive Feasibility Study (DFS) on Orosi as outlined in their NI 43-101 Technical Report dated June 26, 2008, a summary of which is given in Section 18 of this report.

Construction of the new mill and tailings facilities, upgrading of ADR plant and laboratory facilities at Orosi started in March 2008 however activities were suspended pending additional financing on October 22, 2008. Construction activities resumed on February 16, 2009 following the securing of new financing.

In 2008, Central Sun carried out an extensive exploration program at Orosi, the results of which are described in this report.

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

La Libertad gold district covers an area approximately 150 km^2, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups (McBirney and Williams, 1965; Pearsons, 1972). The Oligocene to Miocene age Matagalpa Group consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic to intermediate lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in La Libertad gold district.

Pliocene-age mafic lavas and ignimbrites, belonging to the 400 m to 600 m thick Upper Coyol unit, form mesa-like erosional remnants in the region (Darce, 1990). Several small felsic to mafic intrusive bodies of similar Tertiary age are distributed along northeast-southwest structural trends.

A stratigraphic column and a simplified geologic map for the district are shown in Figure 7-1 and Figure 7-2, respectively.

FIGURE 7-1 STRATIGRAPHIC COLUMN FOR CENTRAL NICARAGUA


Age
Thickness (m)
Unit
Lithology
TERTIARY
Pliocene
Miocene
Oligocene
Eocene
Paleocene
300
100
300
110
120
>20
Coyol Group
Upper
Lower
Matagalpa Group
Pre-Matagalpa Group El Caracol Fm.
Upper
Rhyolitic Ignimbrites and Tuffs
Basaltic Flows
Basaltic and Andesitic Flows
Pyroclastic and Volcaniclastic Rocks
Cherts and Shales

Figure 7-1

CENTRAL SUN MINING INC.

Orosi Mine
Nicaragua

General Stratigraphic Column for Central Nicaragua

March 2009

Source: Chlumsky, Armbrust and Meyer, 2003.

FIGURE 7-2 REGIONAL GEOLOGY OF LA LIBERTAD GOLD DISTRICT


N
Figure 7-2
Orosi Mine
Nicaragua
Regional Geology of
La Libertad Gold Mining District
705,000 E
1,355,000 N
Orosi Mine
La Libertad Concession
La Buena Vista Concession
Ext WC De Oro
Legend:
Mineralized Structure
Intrusives
Cherts and Shales
Andesitic Dacite Flows
Basaltic Flows
Alluvium
Rhyolitic Ignimbrites and Tuffs
Volcanic Sediments
Mineralized Structures
0
2.0
4.0
6.0
8.0
10.0
Kilometres
Source: Chiumsky, Armbrust and Meyer, 2003.
March 2009

LOCAL AND PROPERTY GEOLOGY

LITHOLOGY

The epithermal gold-silver system at Orosi is hosted in a thick sequence of andesitic lava flows believed to be part of the Lower Coyol Group. The group consists of individual flows ranging in thickness from two metres to five metres to much larger flows 22 m to 50 m in thickness. Flow breccias and conglomerate debris flows, ranging from 3 m to 40 m thick, commonly separate the coherent flows.

The andesitic rocks are locally intruded by fine-grained variably altered andesitic dikes. Crosscutting relationships suggest the dikes predate the epithermal gold mineralization. The dikes probably intruded along pre-existing fault structures similar in manner to the mineralized quartz veins.

A younger sequence of basaltic-andesite rocks locally intrude and overlie the older mineralized andesitic package. These rocks are commonly fresh, dense rocks that are locally weathered but not hydrothermally altered. The basaltic-andesite flow rocks were apparently deposited on an erosional surface having a paleotopography similar to that of the present day relief.

STRUCTURE

The overall strike length of the quartz veins in La Libertad district suggests emplacement along a regionally extensive fault system, however, it is difficult to recognize individual pre-mineral structures that have not been filled by quartz veins. The only clearly demonstrable fault planes in the district have been observed in the Mojón, Crimea, and Esmeralda pits. These faults appear to be pre-mineral structures occupied by quartz veins that have since experienced post-mineral movement.

In La Libertad district, individual northeast trending fracture-controlled ridges can be traced for more than five kilometres and host a number of targets including: Mojón SW, Mojón, Zopilote, Babilonia, Crimea, Santa Elena, Esmeralda, Santa María and Chamarro. Five parallel and similar structures occur within La Libertad district. These structures from northwest to southeast are: Mojón SW to Chamarro; Esmeralda to Santa María to Santa Evangelina; San Francisco to Los Angeles; San Juan to Calvario; and El Pulpito (Figure 7-3).

The analyses of the lineaments evident on RADARSAT-1 imagery and aerial photographs show a dominance of northeast and northwest trending fractures. Northwest trending faults may be related to the subduction zone along the Pacific Coast of Nicaragua. The northeast trending vein structures form ridges throughout La Libertad district and are thought to represent extensional fractures parallel to the principal northeast stress direction. These fractures have acted as the major fluid conduits for both magmatic and hydrothermal activity.

East-northeast and north-northeast trending conjugate fractures are thought to be related to strike-slip movement. Some of these conjugate fractures were dilatant and acted as fluid pathways during mineralization whilst others remained closed. It is thought that during the mineralizing event, these conjugate fractures were open to gold-bearing fluids and formed an en-echelon series of dilatational zones within the main northeast trending fracture/vein zones.

The andesite flows host the epithermal quartz veins, quartz stockworks, sheeted veining, and massive banded quartz veins along the northeast trending fracture zones. Minor stockwork zones and quartz veins one metre to two metres in width are found within the hanging wall of the main vein structures. Hanging wall veins appear to occupy fractures that are conjugate to the main vein.

FIGURE 7-3 MINERALIZED VEIN STRUCTURES AND VEIN SYSTEMS IN LA LIBERTAD DISTRICT


Figure 7-3
Orosi Mine
Nicaragua
Vein Systems in
La Libertad Gold District
La Estrella
Santo Domingo
Jabali
Escondido
El Carmen
El Pulpito
Peru
La Libertad Concession
Oroso Mine
El Calvario
Los Angeles
Chamarro
San Juan
Santa Maria
San Francisco
Crimea
Santa Elena
Mojón
Esmeralda
Mojón SW
El Tope
El Gallo
San Jeronimo
Ext. WC de Oro
La Buena Ventura I Concession
La Libertad
El Sacosi
1,350,000 N
1,355,000 N
1,345,000 N
710,000 E
705,000 E
700,000 E
695,000 E
Kilometres
Legend:
Mineralized Structure
Concession Boundary
Source: Chlumsky, Armbrust and Meyer, 2008.
March 2009

ALTERATION AND GANGUE MINERALOGY

Alteration associated with the deposits is typical of a low sulphidation epithermal gold-silver deposit. Fracture-controlled quartz veining and silicification is haloed by argillic and propylitic alteration zones within the andesite host rock.

Alteration aureoles around the individual veins extend for two to ten times the width of the respective veins (Darce, 1990). Alteration mineralogy gradually changes with distance as one moves away from the veins as follows:

quartz vein->adularia/quartz/illite->kaolinite/illite/qtz->kaolinite/quartz->chlorite/carbonate

Quartz veins consist of milky white, sugary textured quartz, with varying amounts of chalcedonic, banded, cock's comb and vuggy quartz. Vuggy quartz appears to be pseudomorphing platy calcite in places, which may be indicative of boiling of the hydrothermal fluid (Corbett and Leach, 1997).

Manganiferous oxides are ubiquitous and observed to be very strong throughout the vuggy textured quartz, as linings and coatings on open spaces. Goethite, limonite, and jarosite are invariably present as coatings and linings to open spaces and fractures. Minor 'massive' goethite-Limónite occurs within the massive vein zone, usually as thin (one centimetre to five centimetres thick) veinlets. These presumably represent the oxidation product of sulphide-rich veinlets.

Silicification is often intense within the vein zones. Partial silica replacement/rimming of breccia clasts is widespread throughout the veins and can extend into both the hanging wall and footwall. A zone of intense silica replacement and brecciation up to several metres in width is often observed within the zone immediately footwall to the main vein structure.

Darce (1990) describes an illite-kaolinite cap in the near surface levels of quartz veins and proposes that this alteration zone was formed during the waning stages of the geothermal field. The illite-kaolinite 'cap' is observed by Darce to progress to chlorite-adularia-illite at depth, reflecting palaeotemperature and chemical gradients in the hydrothermal system. This kaolinite/illite cap can be observed in the Mojón open pit, and has been noted from deep drilling to become very narrow or absent with depth.

Meteoric weathering and alteration formed a clay rich 'blanket' throughout La Libertad district. Weathering profiles tend to mimic topography and have been observed to extend from surface to depths of 50 m. The distinction between hypogene and supergene clay alteration at or near surface can be difficult to distinguish. The presence of finely disseminated, cubic pyrite is generally accepted as indicative of hypogene alteration.

The boundary between oxidized and unoxidized rock is very sharp along the footwall contact of the Mojón mineralized zone. Goethite and jarosite, which were derived from the oxidization of pyrite, are present in various ratios throughout the mineralized structural zone and are seen as brown, brownish yellow, yellowish brown to yellow colours in clay-altered hanging wall rock and fracture coatings within the quartz veins.

8 DEPOSIT TYPES

The Orosi deposit is a typical low-sulphidation, adularia-sericite epithermal, fissure-vein type of deposit. Hodder (2008) in his recent study of the petrography and alteration of the Orosi deposit concluded the following:

1) *"Mina Orosi is a low-sulphidation epithermal gold occurrence. This type can be large and high grade. Their general anatomy and setting are reasonably well known. Hence they are attractive targets that can be sought and measured step by step within a rational plan.*
2) *Such occurrences cluster in districts, localized horizontally and vertically by facies of volcanic rocks and regional faults. In many instances, and most probably at Mina Orosi, regional faults are a primary control to distribution of host rocks and the the flow of mineralizing hydrothermal fluids. Invariably these faults remain active after mineralization and dismember the gold occurrence. The challenge is to recognize dismembered parts, and to find the best and largest parts. Some parts are inevitably under post-mineral cover.*
3) *Experience dictates that the most effective way to search for dismembered parts or new bodies within a district is by mapping known occurrences as to host rocks, alteration facies, quartz textures, and then building with these characteristics a hypothetical model. For Mina Orosi, this hypothetical model is a diatreme of explosive breccias that through andesite flows at intersections of regional-scale faults (Figure 8-1). Gold is concentrated in conformable bodies of silica and pyrite and in discordant veins and breccias matrix.*
4) *Initial mapping and core logging at Mina Orosi suggests that the linearity of quartz-gold occurrences is the result of normal and transextensional movement on northeast trending faults. This allows for down-dropped blocks in which shallow parts of an epithermal occurrence can be covered and preserved.*
5) *Preliminary assessment of the following characteristics support the interpretation that upper parts of the epithermal model are in outcrop:*

- *There is a silicic pyritic replacement body exposed northwest of the end of the Mojon pit. The geophysical anomaly at Cerro Gobierno (see Section 10) probably reflects this secondary rock type. Silicic hematitic replacement bodies are present in drill core of upper parts of several drill holes. Most of these rocks have traditionally been interpreted as quartz veins.*
- *A fresh, probably post-mineral basalt flow caps the mineralized section north of the middle of the Mojon pit.*
- *Proximal turbidites of tuffaceous material on the southeast side of Mojon pit probably are marr-fill above a diatreme.*
- *Much of the quartz-filling fractures and breccias matrix is of the Crustiform-Colliform and Crystalline Quartz super zones of the general epithermal model. It is not the crystalline quartz with carbonate minerals that characterizes deep parts of epithermal occurrences.*
- *Diatreme breccias are exposed in the pit and are cut by drill holes at elevations below the silicic replacement bodies. These are breccias generated where hydrostatic pressure has exceeded confining pressure of overlying rock, generally perceived to be at a depth of no more than a kilometre."*

Hodder (2008) concludes that Mina Orosi has the quartz-adularia-white mica alteration assemblage typical of a low-sulphidation epthermal deposit. Gold concentrations are in quartz filling fractures, matrix of breccias and replacing porouse and permeable rocks. Veins and matrix to breccias are interpreted as filling open space created by explosive diatremes. The replacement bodies are considered to be in maar-fillings, a vent facies atop a large diatreme breccias pipe or a series of smaller diatremes along a regional fault. Hodder also concluded that there is potential for new discoveries both laterally and to depth at known occurrences.

FIGURE 8-1 HYPOTHETICAL SKETCHED GEOLOGICAL MODELS


NE
A. Replacement bodies in maar fillings atop a large diatreme pipe
NW
NE
B. Replacement bodies in maar fillings in a series of smaller diatreme along a regional fault.
NW

Figure 8-1

Orosi Mine Area

Nicaragua

Sketched Geological Models

March 2009 *After Hodder, 2008.*

9 MINERALIZATION

The majority of Mineral Resources at Orosi are contained within vein sets along two parallel trends separated by approximately 500 m, the Mojón-Crimea Trend, and the Santa María-Esmeralda Trend. The Mojón-Crimea Trend is nearly four kilometres long, strikes 065° and dips on average -80 degrees to the southeast. The down-dip dimension is commonly on the order of 200 m to 250 m. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 m to 70 m for an average of 15 m, often narrowing at depth. The trend is defined by a semi-continuous main structure with several antithetic (northwest dipping) hanging wall splay structures plus a number of discontinuous smaller zones. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa María and Esmeralda veins separated by approximately 1,000 m. The Esmeralda Vein, located at the southwest end of the trend, is approximately 20 m wide near surface and pinching to less than 10 m at depth, and is over 1,000m long. The Santa María vein averages 10 m wide and is approximately 450 m long. Both of these veins are near vertical, and they do not have significant stockwork halos.

The new San Juan structure located 5 km south of the plant is a third major structural trend oriented similar to Mojon-Crimea and has been drilled along a strike length of 1 km dipping 80° north. Vein widths vary from 1.2m to 11.7m with an average of 3.4m. The structure has been drill tested to a depth of 170m. A secondary structure, Victoria, appears to be a splay structure associated with the San Juan structure.

Gold mineralization is hosted in epithermal quartz and occurs as free particles up to 40 µm in diameter. Average grain sizes are 3 µm to 15 µm in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 m below surface. Polished section work has shown that a small portion (<5%) of the gold is silica encapsulated (Morales et al., 1989). Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Fluid inclusion studies confirm the multi-phase origin for the formation of the quartz veins. The studies also reveal that there were variations in the fluid temperature from 172°C to 316°C during the mineralizing events.

Apart from limonite and hematite, trace minerals associated with the gold include chalcopyrite, galena, sphalerite, and native silver. The gold to silver ratio is approximately 1:4.5. The abundance of manganese oxides within the veins is also worthy of note. Halenius (1983) postulates that the manganese oxides were added to the system towards the end of the mineralizing event. They may be the oxidation products of manganiferous carbonates associated with mineralization.

Silicic, phyllic and intermediate facies of hypogene alteration surround gold occurrences for tens of metres. The most obvious characteristics of these alteration facies are, in the phyllic facies, quartz and pyrite replacing primary igneous mineralis, in the phyllic facies, quartz, adularia, pyrite and white mica replacing primary igneous minerals and in the intermediate argillic facies, an assemblage of adularia, illite and quartz. Each of these facies of hypogene hydrothermal mineral assemblages can be overlain by a supergene propylitic assemblage of chalcedony, chlorite and calcite, and relatively abundant kaolinite. This supergene overprint, plus oxidation are a distraction and in many instances can lead to an erroneous interpretation of the facies and intensity of prograde hypogene alteration (Hodder, 2008).

10 EXPLORATION

La Libertad gold district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. Numerous pits, adits, trenches and small shafts throughout the district delineate a 20 km long and 5 km wide mineralized system. The Orosi Mine area is the only segment of the district to have been explored at significant depth. Central Sun's land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at the Orosi Mine. Figure 10-1 shows the major target areas which were investigated during the 2008 Exploration Program. These targets are all within approximately 5 km of the processing plant.

TRENCHING AND MAPPING

MINISA began trenching using a D8 dozer along the Mojón ridge during November and December 1994. Fourteen large trenches (TRM-06 to 19) were cut perpendicular to the strike of the Mojón ridge to crosscut the vein system. The trenches were spaced at 50 m and ranged from 30 m to 150 m in length. Trenches were cut two metres to four metres in depth. Trench geology was mapped at a scale of 1:200.

Prior to the acquisition of Orosi by MINISA, five trenches (TRM-01 to 05) had been similarly excavated in the Mojón ridge area by GRENICA during its due diligence program.

Data from both trenching programs were incorporated into the 1995 resource model. Although the data still exist in the database, they were not incorporated into subsequent resource estimates due to concerns over the surveyed locations of the trenches.

Eighteen other trenches were also excavated in late 1994 in areas outside of the Orosi Mine area (i.e., TRZP-01 & 02 at Zopilote; TRSM-01 to 04 at Santa Maria; TRMSW-01 to 04 at Mojón SW; TRE-01 to 06 at Esmeralda, and TRC-01 & 02 at Crimea). These results were not used in the 1995 block model, since they were outside of the limits of

FIGURE 10-1 PLAN MAP SHOWING MAJOR TARGET AREAS, OROSI PROJECT


Santo Domingo Concession
Exploration Concession
Exploration Concession
Exploration Concession Application
Target Areas
Geophysical Exploration
Principal IP Anomalies
Plant
Vein Structures
N
Figure 10-1
CENTRAL SUN MINING INC.
Orosi Project
Major Target Areas
Principal IP Anomalies (Gobierno)
Los Angeles
San Juan
Orosi Concession
CUERNOS DE ORO
Mojon NE
PLANT
Victoria-Santa Maria
Mojon SW
La Buena Ventura I Concession
Ext. WC De Oro
0
1.0
2.0
3.0
4.0
5.0
Kilometres
710,000 E
705,000 E
700,000 E
695,000 E
690,000 E
1,360,000 N
1,355,000 N
1,350,000 N
1,345,000 N
March 2009

that model. Again, these trench results are still in the database, but not used in subsequent Mineral Resource estimates due to concerns over the surveyed locations of the trenches.

In 2008 Central Sun commenced a major geological mapping program at Orosi. This included compilation of all previous data, relogging of old drill core and visits to a number of the artisanal mine workings. Results of this work are summarized in a report by Alvarez (2008). As shown in Figure 10.2, Alvarez recognized five sets of conjugate shears at Orosi. These shears strike principally at N60° dipping steeply toward the south. Within these shears there are numerous dilatations or structural openings which seem to have a periodicity in form and size. At least three phases of quartz vein development can be recognized. Each phase has been folded and/or brecciated by the subsequent phase, forming a main set of veins in which it is common to find quartz veins or veinlets, quartz breccias and fragments of quartz breccias in a matrix with quartz. Each phase has similar characteristics in terms of the types of quartz in the veins, except for Esmeralda, where the presence of amethyst and bladed-type textures is more evident, with high concentrations of secondary manganese.

FIGURE 10-2 STRUCTURAL MAP OF OROSI PROPERTY


Figure 10-2
Orosi Project
Nicaragua
Mineralized Structures
Post-Mineral Faults
Post-Mineral Faults
SZ 5 SHEAR ZONE
SZ 5
SZ 4
SZ 3
SZ 2
SZ 1
After Alvarez (2008)
March 2009

SAMPLING FROM ADITS AND SHAFTS

In 1995, sampling was performed in an existing adit (AD-001) located towards the west end of the project area. The adit was collared in the Mojón hanging wall at the 600 m elevation and driven north 50 m. The workings stopped at the hanging wall contact of the mineralized vein zone where narrow veins were exposed by a short crosscut drift. Twenty continuous chip samples, each three metres long, were taken along the west rib. Three samples were collected from the veins exposed in the crosscut drift. The adit sampling (AD-001 series) was used in the 1995 resource estimation, but Scott Wilson RPA omitted these samples from the modelling since 1998 due to concerns about the actual surveyed locations of the samples.

A metallurgical adit (AD-002) excavated in 1995 was channel sampled (20 samples) on three metre intervals. The entire width of the quartz vein zone was sampled. These samples were also omitted by Scott Wilson RPA from the Mineral Resource modelling due to concerns over the actual surveyed locations of these samples.

GEOPHYSICAL SURVEYING

1997-1998 Greenstone

In 1997, Terraquest collected aeromagnetic and radiometric data over a major portion of the Santo Domingo and La Libertad gold districts. This 10 km by 20 km survey extends from southwest of Mojón to northeast of Santo Domingo. The survey collected approximately 1,100 line kilometres of aeromagnetic and radiometric data at 200 m line spacing. Central obtained obtained the raw data from Terraquest and reprocessed and interpreted the results for targeting purposes which is discussed in the section below.

In 1998, Quantec conducted ground geophysical program consisting of IP and magnetic surveys. Survey line spacing was typically 100 m, reduced to 50 m in select areas. For the IP surveys, Quantec utilized a combination of gradient array coverage

coupled with detailed RealSection (multi-spaced gradient) on selected survey lines. The initial phase of IP surveying covered much of Mojón and adjacent known mineralized vein and shear zones. This was expanded by surveying a significant part of the San Antonio sector to the southwest, and finally a third phase extending to the northeast as far as Santa Helena. The data are available as a series of contour maps of resistivity and chargeability for the gradient blocks, and colour section plots of the multi-spaced gradient data. Central Sun plans to reprocess and interpretation the ground geophysical data for targeting purposes.

2008 Central Sun

In 2008, Induced Polarization (IP) surveys were carried out at Orosi under the direction of Dr. Chris Hale, P.Geo., who is a qualified person as defined by National Instrument 43-101.

The geophysical properties of the quartz rich vein and siliceous breccias in core from Orosi contrast with the enclosing clay-altered andesitic host. After measuring the physical properties of representative Orosi samples it was hypothesized that the clay alteration zone would be recognizable in a closely-spaced (a=25 m) pole-dipole resistivity survey. Secondly, because much of the phyllic-altered andesite contains up to a few per cent of fine, euhedral pyrite grains it was believed that this would provide a clear IP target. In the final analysis this approach was found to be hampered by wide variability in the resistivity of lithologies making up the volcanic stratigraphy and anomalous chargeability unrelated to gold mineralization

The technical assistants who received training at Mestiza-La India from Dr. Hale carried out the IP/RES survey over approximately 31 line km of grid at Orosi. Nineteen northwest-southeast lines were initially cut perpendicular to the Mojon-Crimea trend (066.3 azimuth) spaced at 200 m intervals. Intermediate lines were cut between Line 9 (1700E) and Line 14 (2700E) raising the line density to every 100 m where the more widely spaced data indicated anomalous chargeability. This work was supervised on the

ground by Mr. Nector Betanco, Senior Geologist with Central Sun, with only a limited amount of long distance technical advice from Canada. The Central Sun geophysical crew built upon its success at Mestiza and functioned independently and efficiently.

A ground magnetic survey was not completed at Orosi because Central Sun already possessed a Terraquest (1998) high resolution aeromagnetic survey data obtained from CGI Inc. A follow-up ground magnetic survey would be useful to detail structures and characterize lithologies where overburden makes mapping difficult.

Hale and Gilliat (2008) outlined results of the IP/Resistivity surveys and interpretation of the Airborne Magnetic surveys at Orosi as follows:

a. IP/Resistivity Surveys

"Preliminary maps have been prepared showing the resistivity (1) and chargeability (2) at a depth corresponding to n=5 (something like 45-60 m). All of the IP/Res data were obtained with a pole-dipole array with eight (8) dipoles of a = 25 m. Traditionally the result for each dipole is plotted at a depth of (n x a)/2 which gives an optimistic depth for the fifth dipole of 62.5 m.

Plate 1(Figure 10-3) shows the results from the resistivity part of the IP/RES survey. Areas of silicification (or possibly more siliceous initial lithology) appear as enhanced resistivity. Zones of clay alteration or high fracture density (faults) appear as resistivity lows. These features can be correlated from line to line and are generally only recognizable at a single station or two on each line. A perfect example of a fault-like resistivity line is provided by the NE trending resistivity low at the south end of Line 4, (700E) that can be traced to the northeast as far as the end of the grid. Between Line 10 (1900E) and Line 16 (3100E) this narrow resistivity low parallels the Mojon-Crimea trend. A similar resistivity low occurs along Line 6 (1100E) where it correlates with a known fault in the conjugate direction.

FIGURE 10-3 OROSI RESISTIVITY N=5



Resistivity highs occur primarily along the northern edge of the grid and on Line 8 (1500E) and Line 10 (1900E) where it correlates with enhanced chargeability. East-northeast trending resistivity highs occur between Line 10-100 (2000E) and Line 13 (2500E) just south of the map centre and from Line 10 (1900E) to the east margin in the middle of the map. Both of these zones of enhanced resistivity occur over hundreds of metres of strike length and both parallel the trend of the Mojon-Crimea zone. Follow up was recommended to determine whether this enhanced resistivity might reflect silicification and to confirm its vein-like geometry. As a result of drilling this anomaly on Line 7 and Line 9 it is now recognized as a formational anomaly due to basaltic flows.

An important resistivity high occurs in the southeast corner of the grid where it is associated with very strong chargeability. This anomaly is still untested.

FIGURE 10-4 OROSI CHARGEABILITY N=5



High chargeability(Figure 10-4) is found just north of the map centre between Line 9 (1700E) and Line 12 (2300E), along the projection of the Mojon-Crimea trend. A second parallel band of chargeability lies 200 m to the south (grid south) between Line 10-100 (2000E) and Line 12 (2300E). The chargeability likely results from sulphide mineralization in an alteration envelope and these anomalies are highly prospective for gold. Both of these anomalies and the broader zone of enhanced chargeability that encloses them appear to be bounded to the west, north and east by fault contacts. The chargeability is stronger at depth than at the surface which explains why this area has received little attention to date.

Elevated chargeability is also indicated paralleling Line 6 (1100E) and along an apparent fault zone trending parallel to the Mojon-Crimea trend from Line 6 eastward to the limit of the grid. This linear feature appears to continue west of Line 6 (1100E) but to be displaced to the south.

A clear chargeability high occurs near the south-eastern corner of the grid in an area of artisanal miner activity. The highest values occur along the line between 2300N and 2500N on Line 16 (3100E). The correlation between this known gold occurrence and the chargeability high encourages follow-up on the more deeply buried anomalies in the middle of the grid.

Stacked pseudosections of chargeability are presented for the Orosi grid in Plate 3(Figure 10-5). It is clear that the central IP anomaly extends to N=8 (a depth of 75m or more). The anomaly is continuous between Line 10 (1900E) and Line 12 (2300E) and its strength increases with depth. A similar depth extent is shown for the area of artisanal miner activity at the southeast edge of the grid. Mineralization likely occurs at depths that are not accessible for the artisanal miners.

The strongest chargeability occurs in a broad zone along line 16 (3100E) between 2300 and 2500N in an area of artisanal mining.

b. Aeromagnetic Data

Part of the Terraquest regional aeromagnetic survey flown for (but not delivered to) Greenstone in 1998 has been windowed to show the magnetic structure over the area included in the Orosi grid. Resolution is lower than what could be obtained on the ground but even at flying height the data show linear magnetic depressions and pairs of high-low anomaly pairs that indicate truncation of magnetically susceptible rocks by east-west trending faults.

FIGURE 10-5 STACKED PSEUDOSECTIONS OF CHARGEABILITY, OROSI


Stacked Section Map
Orosi Project
Intelligent Exploration

The Mojon-Crimea trend is indicated by a clear magnetic high. This is not what one would normally expect because chloritization generally proceeds at the expense of magnetite and altered andesite like the host at Orosi can be expected to be only weakly magnetic. Physical property measurements on core from Orosi revealed a magnetic diabase dyke near the top of DDH82 but also a strongly magnetic flow below the quartz vein zone (~80 m down-hole). The magnetic high along the Mojon-Crimea trend may thus be a result of a younger diabase dyke intruding relatively weak rock along a brecciated or clay altered deformation zone. At a regional scale faults can be recognized as chains of magnetic lows. Some of these have been interpreted from the magnetic data and sketched on the compilation map."

Drilling was completed on several of the interpreted IP chargeability anomalies in the Gobierno area (Figure 10-1). These holes intersected sulphide-bearing (mainly pyrite) volcanic breccias however no significant gold values were returned. This breccias is post gold mineralization and cuts across and obliterates the main mineralized trend. In view of these disappointing results, the future target strategy was modified to focus on the interface between chargeability anomalies and high resistivity that might indicate quartz veining or at least silicification. This strategy has worked very successfully on the Mestiza-La India property near the Limon mine owned by Central Sun.

TRENCHING SPENT-ORE MATERIAL

In 2006, Yamana excavated 20 trenches (T-1 to T-20) in the spent-ore discard pile, nine in a northwest-southeast direction, and eleven in a north-south direction. A total of 661 horizontal samples, each three meters in length, were collected along the entire length of each trench for a total of 1,983 m sampling.

In 2007, Central Sun excavated three north-south oriented trenches, each three metres deep and three metres wide. Two or three vertical samples were taken from the trench wall at five metre spacing for a total of 292 samples and 533 m of sampling. Results of this work are discussed in detail by Scott Wilson RPA.

No trenching of Spent-Ore material was carried out in the 2008 Exploration program however further trenching and sampling of the 3.1 million tonnes of inferred mineral resource grading 0.70 g Au/t is recommended to upgrade these resources to the indicated category so that these can be considered for inclusion as mineral reserves.

TOPOGRAPHIC SURVEYS

The Mineral Resource model prepared by Scott Wilson uses topographic data generated in 1997 by Eagle Mapping of Vancouver, British Columbia, Canada. Air photos were collected over the Orosi area in April and May 1997. Ortho-corrected air photos and topographic maps with two metre contour intervals were generated by Eagle Mapping. The topography coverage is centred on Orosi and covers approximately 15 km^2.

The topographic data have been updated by the operators on a regular basis since mining began. Central Sun employs qualified surveyors, using modern electronic survey equipment, collected the updated topographic data.

In 2008 Central Sun commissioned PhotoSat Inc. to collect detailed satellite imagery and prepare new orthophoto mosaics with 2metre contours, Digital Elevation data and 5m Basemap Colour imagery was purchased to cover the Limon and Mestiza-La India properties. Topographic maps with 10m contours were also purchased that had been prepared from this imagery. For the core target areas in the Limon mine are and Mestiza-La India project, new 1m IKONOS satellite imagery was collected by PhotoSat and 2m topographic contour maps prepared. These new maps provided an excellent base for all field work including diamond drilling.

11 DRILLING

Data from both reverse circulation (RC) and diamond drilling were used by Scott Wilson RPA to estimate Mineral Resources in the Mojon-Crimea and Santa Maria zones . Blast hole assay data were used for variography but was not included in the grade estimation step. More than 90% of the total metres drilled is RC drilling. The majority of the diamond drilling was completed by Central Sun in 2006 and 2007. Except for those samples deemed unreliable for modeling by Scott Wilson RPA, all RC and core sample assays are included in the Mineral Resource estimation. Unreliable samples included those with suspected survey errors, strong down-the-hole deviations, or suspected contamination. Scott Wilson RPA concluded that a total of 3,938 samples from drill holes, trenches, and adits were unreliable and these samples were excluded from the model. The reader is referred to the Technical report by Scott Wilson RPA for further details on drilling programs prior to 2008.

The new Mineral Resource estimate for San Juan is based on historical reverse circulation and diamond drilling in addition to diamond drilling completed by Central Sun 2008.

2008 DIAMOND DRILLING PROGRAM

Exploration diamond drilling totaling 13,796 metres in 83 holes was completed in 2008 in the Orosi Mine area. Targets tested as shown below in Figure 10-1 include the following areas: San Juan (30 holes); Los Angeles (3 holes); Cuernos do Oro (10 holes); Victoria-Santa Maria (14 holes); Mojon SW and NE Extensions (18 holes); and Gobierno (8 holes).

San Juan is a potential new higher grade open pit mining target located 5 kilometres south of the processing plant as shown in Figure 10-1. The results of the initial wide-spaced drilling of 12 holes totaling 2,036 metres over an approximate 800 metre strike

length were very positive. Follow-up definition drilling at San Juan confirmed the new zone; eighteen (18) holes totaling 2,131 metres at spacings of approximately 50 metres by 50 metres were completed. Complete results from these holes are given in Table 11-1 and shown in Figure 11-1, a vertical longitudinal section. Highlights are as follows:

- 58.69 g Au/t (18.58 g/t with highs cut to 25 g/t) over a true width of 4.4m in SJ-08-14
- 38.58 g Au/t (14.42 g/t with highs cut to 25 g/t) over a true width of 2.8m in SJ-08-15
- 14.45 g Au/t (4.30 g/t with highs cut to 25 g/t) over a true width of 7.7m in SJ-08-16
- 7.68 g Au/t over 2.7m true width in SJ-08-18
- 4.17 g Au/t over 3.5m true width in SJ-08-21
- 4.04 g Au/t over 5.0m true width in SJ-08-22
- 4.51 g Au/t over 4.2m true width in SJ-08-28

The Los Angeles vein structure located adjacent to San Juan and probably representing a related splay structure adds potential magnitude to the new San Juan zone (see Figure 10-1). Three (3) holes totaling 565 metres tested targets at shallow depths in the Los Angeles target. Complete results from these holes are given in Table 11-1. Highlights are as follows:

- 13.04 g Au/t (12.31g/t with highs cut to 25g/t) over 5.0 m true width in AN-08-02 (at a vertical depth of 30 metres).
- 2.61 g Au/t over 4.5 m true width in AN-08-01 (at a vertical depth of about 20 m).

A detailed mapping program including re-interpretation of previous geological data in conjunction with new diamond drilling and petrological work outlined a number of new targets along the Mojon-Crimea structure which hosts the majority of the mineral

resources outlined to date at Orosi. Drill testing of four (4) holes totaling 796 metres to test potential splay structures of the Mojon-Crimea structure in the Santa Elena (Desconocida) area approximately two kilometres northeast of the milling facility (within circle of Mojon NE area shown in Figure 10-1) returned excellent results as follows:

- 13.49 g Au/t (8.42g/t with highs cut of 25 g/t) over 2.1m true width in DES-08-03
- 11.77 g Au/t (6.09g/t with highs cut to 25 g/t) over a true width of 4.0m in DES-08-02
- 4.44 g Au/t over a true width of 2.3m and 7.20 g Au/t over a true width of 1.5m in DES-08-01

Seven (7) holes totaling 1,548 metres were completed to test potential new structures southwest of the current pit design limits on Mojon. The best result was from Hole MJ-08-003 which returned 4.49 g Au/t over a true width of 0.5 metres.

In the Victoria-Santa Maria area, two confirmatory holes were drilled in the Santa Maria structure which returned 7.89 g Au/t (6.10 g Au/t with high assays cut to 25 g/t) over a true width of 6.9m (SM-08-001) and 3.76 g Au/t over a true width of 11.9m. Twelve (12) holes totaling 2,618 metres were completed at approximately 100 metre spacing to test the structure between the two mining areas that previously had very little drilling. All holes intersected mineralized structures. The best result was 4.94 g Au/t over a true width of 1.0 metres at a depth of approximately 40 metres below surface in Hole VICSM-08-009.

The Cuernos de Oro structure located 2 kilometres north of the mine was tested by 10 holes totaling 1,114 metres spaced at approximately 100 metre intervals over a strike length of one (1) kilometre. Results from the ten holes intersected a mineralized structure from 1.4 metres to 2.5 metres true width; the best results were 2.08 g Au/t over a true width of 3.0 metres in Hole CO-08-10 and 2.95 g Au/t over a 0.8 metre true width in Hole CO-08-08. This target area will likely be set aside for the small miners to fulfill

requirements under Nicaraguan law that 1% of the area of the mining concession be allocated for exploitation by small miners.

Geological mapping and three (3) wide spaced exploration drill holes totaling 500m in the Santa Elena Extension area confirmed that the NE extension of the Mojon-Crimea structure is truncated by a major east-northeast striking fault in the Santa Elena area near the Gubierno target area where the induced polarization anomalies were outlined. These holes, however, did not return any significant intersections.

Induced Polarization/Resistivity surveys were completed to explore the potential strike extension over approximately 3 kilometres of the Mojon-Crimea structure as well as satellite structures to the immediate northeast of the mine area. This survey outlined a number of significant anomalies as discussed in Section 10 including two major chargeability anomalies 1.2 kilometres and 2.5 kilometres northeast of the mine area respectively, as shown below in Figure 10-1. Eight (8) reconnaissance diamond drill holes totaling 1,678 metres were completed to test these anomalies. These holes confirmed the presence of widespread disseminated pyrite within a variety of hydrothermally clay-altered breccias however these breccias appear to be later stage and unrelated to gold mineralization as no significant values were returned from these holes.

TABLE 11-1 SUMMARY OF DRILLING RESULTS							
Central Sun Mining Inc. – Orosi							
Hole(i)	From (metres)	To (metres)	Core Length (metres)	True Width (metres)	Gold (g/t)		Zone
					Uncut	Cut(ii)	
San Juan							
SJ-08-001	No Vein						San Juan
SJ-08-002	142.30	146.70	4.4	3.8	**1.05**		San Juan
SJ-08-003	153.90	157.20	1.4	1.2	**19.55**	**17.58**	San Juan
SJ-08-004	30.60	47.20	6.6	5.7	**2.48**		San Juan
SJ-08-005	42.10	46.10	3.9	3.5	**1.13**		San Juan
SJ-08-006	22.70	27.90	5.2	4.5	**1.16**		San Juan
	45.30	49.30	4.0	3.5	**1.76**		San Juan
SJ-08-007	50.29	55.16	4.87	4.3	**2.13**		San Juan
	62.93	65.07	2.14	1.9	**18.28**	**13.26**	San Juan
SJ-08-008	60.96	69.70	8.74	7.6	**2.86**		San Juan
SJ-08-009	117.87	119.87	2.00	4.0	**0.59**		San Juan
SJ-08-010	40.97	48.28	7.31	6.7	**2.27**		San Juan
SJ-08-011	151.37	157.19	5.82	5.1	**1.31**		San Juan
SJ-08-012	91.07	106.00	14.93	11.5	**3.27**		San Juan
SJ-08-013	10.30	14.79	4.49	3.9	**3.60**		San Juan
SJ-08-014	48.76	54.86	6.10	4.4	**58.69**	**18.58**	San Juan
SJ-08-015	104.72	109.62	4.88	2.8	**38.58**	**14.42**	San Juan
SJ-08-016	54.86	66.93	12.07	7.7	**14.45**	**4.30**	San Juan
SJ-08-017	59.54	63.13	3.89	3.4	**1.32**		San Juan
SJ-08-018	70.40	74.40	4.00	2.7	**7.68**		San Juan
SJ-08-019	105.50	107.14	1.64	0.9	**1.38**		San Juan
SJ-08-020	72.45	74.28	1.83	1.2	**1.01**		San Juan
SJ-08-021	94.45	98.45	4.00	3.5	**4.17**		San Juan
SJ-08-022	146.65	153.65	7.00	5.0	**4.04**		San Juan
SJ-08-023	182.36	184.30	2.00	1.6	**1.22**		San Juan
SJ-08-024	161.12	163.06	1.94	1.1	**0.94**		San Juan
SJ-08-025	117.73	118.87	1.14	0.9	**1.17**		San Juan
SJ-08-026	79.24	95.65	11.54	8.0	**0.85**		San Juan
SJ-08-027	118.54	121.48	2.94	1.5	**1.54**		San Juan
SJ-08-028	80.15	85.00	4.85	4.2	**4.51**		San Juan
SJ-08-029	28.95	31.70	2.75	2.1	**1.28**		San Juan
SJ-08-030	84.60	87.97	3.37	3.4	**1.04**		San Juan
Los Angeles (iv)							
AN-08-001	28.99	34.12	5.13	4.5	**2.61**		Los Angeles
and	50.29	53.79	3.50	3.1	**1.68**		
AN-08-002	24.90	28.00	3.10	2.7	**1.34**		Los Angeles

and	57.92	63.70	5.78	5.0	**13.04**	**12.31**	
AN-08-003	48.10	48.80	0.70	0.6	**2.06**		Los Angeles
Mojon SW and NE Extensions							
MJ-08-001	141.50	153.40	11.90	10.4	**4.53**		Mojon
MJ-08-002	166.60	173.90	7.30	6.4	**2.97**		Mojon
MJ-08-003	44.64	45.39	0.75	0.5	**4.49**		Mojon SW
MJ-08-004	3.04	6.09	3.05	2.0	**0.72**		Mojon SW
MJ-08-005	nsv						Mojon SW
MJ-08-006	136.00	153.40	17.40	11.1	**0.16**		Mojon SW
MJ-08-007	146.80	155.10	8.30	5.3	**0.13**		Mojon SW
MJ-08-008	nsv						Mojon SW
MJ-08-009	nsv						Mojon SW
SE-08-001	27.05	31.20	4.15	3.6	**3.00**		Santa Elena
DES-08-001	7.62	12.16	4.54	2.3	**4.44**		Desconocida
And	40.65	43.65	3.00	1.5	**7.20**		Desconocida
DES-08-002	99.30	107.26	7.96	4.0	**11.77**	**6.09**	Desconocida
DES-08-003	68.39	71.39	3.00	1.5	**1.35**		Desconocida
DES-08-004	57.00	61.13	4.13	2.1	**13.49**	**8.42**	Desconocida
SEE-08-001	nsv						Santa Elena Ext
SEE-08-002	nsv						Santa Elena Ext
SEE-08-003	nsv						Santa Elena Ext
ES-08-001	nsv						Esmeraldita
Cuernos do Oro							
CO-08-001	53.80	56.72	2.92	2.1	**1.12**		Cuernos Oro
CO-08-002	39.24	41.14	1.9	1.4	**0.34**		Cuernos Oro
CO-08-003	66.70	68.70	2.00	1.4	**0.60**		Cuernos Oro
CO-08-004	52.67	56.19	3.52	2.5	**0.80**		Cuernos Oro
CO-08-005	39.40	41.40	2.00	1.4	**1.36**		Cuernos Oro
CO-08-006	45.55	47.72	2.17	1.5	**1.11**		Cuernos Oro
CO-08-007	69.73	70.40	0.67	0.6	**1.10**		Cuernos Oro
CO-08-008	127.00	128.00	1.00	0.8	**2.95**		Cuernos Oro
CO-08-009	nsv						Cuernos Oro
CO-08-010	118.94	121.98	3.04	2.3	**2.08**		Cuernos Oro
Victoria-Santa Maria							
SM-08-001	40.12	50.12	7.18	6.3	**7.89**	**6.10**	Santa Maria
SM-08-002	98.10	111.75	13.65	11.9	**3.76**		Santa Maria
VICSM-08-001	87.24	89.14	1.90	2.0	**1.57**		Vict-Sta. Ma.
VICSM-08-002	nsv						Vict-Sta. Ma.
VICSM-08-003	nsv						Vict-Sta. Ma.
VICSM-08-004	nsv						Vict-Sta. Ma.

VICSM-08-005	nsv						Vict-Sta. Ma.
VICSM-08-006	65.00	69.07	4.07	3.1	**0.90**		Vict-Sta. Ma.
VICSM-08-007	68.58	72.76	4.18	2.4	**0.83**		Vict-Sta. Ma.
VICSM-08-008	141.80	149.80	8.00	4.6	**0.21**		Vict-Sta. Ma.
VICSM-08-009	64.00	65.45	1.45	1.0	**4.94**		Vict-Sta. Ma.
and	79.62	82.44	2.82	2.0	**1.04**		Vict-Sta. Ma.
VICSM-08-010	nsv						Vict-Sta. Ma.
VICSM-08-011	nsv						Vict-Sta. Ma.
VICSM-08-012	nsv						Vict-Sta. Ma.
IP Anomalies (Gobierno)							
GO-08-001	100.18		104.00	3.82	3.3	**0.33**	Gobierno
GO-08-002	nsv						Gobierno
GO-08-003	nsv						Gobierno
GO-08-004	nsv						Gobierno
GO-08-005	nsv						Gobierno
GO-08-006	nsv						Gobierno
GO-08-007	nsv						Gobierno
GO-08-008	nsv						Gobierno

(i) All holes are NTW core size
(ii) High sample assays capped at 25 Au g/t following the practice at the Orosi mine; the cut values were established geostatistically.
(iii) nsv = no significant values

FIGURE 11-1 VERTICAL LONGITUDINAL SECTION WITH 2008 DRILL RESULTS


NE
SW
LEGEND
2008 CSM DDH (Phase II)
2008 CSM DDH (Phase I)
1984 DDH
1996 RC Holes
(Au grams per tonne / metres true width)
RC = Reverse Circulation
DDH = Diamond Drill Hole
March 2009
Metres
Figure 11-1
San Juan, Orosi, Nicaragua
Vertical Longitudinal Section
(Looking West-Northwest)

12 SAMPLING METHOD AND APPROACH

Scott Wilson RPA describe in detail the sampling method and approach for RC and diamond drilling prior to 2008. They note that prior to Central Sun's involvement at Orosi, the majority of the drilling was RC, supplemented in some areas by core drilling. Santa Maria is defined almost entirely by diamond core drilling in 2006 and 2007. Along the Mojón-Crimea Trend, the deposit has been drilled to between 250 m and 300 m depth along the four kilometre strike length. Drilling along the Esmeralda and Santa María areas covers strike lengths of 1,000 m and 800 m, respectively. Drill spacing ranges from approximately 15 m to over 50 m. Scott Wilson RPA estimated an average drill hole spacing in the plane of the structure at approximately 34 m overall, or 33 m for Mojón, 35 for Crimea, 46 m for Esmeralda, and 26 m for Santa Maria.

The new San Juan zone was drilled at approximately 50m spacings in 2008. Holes in other targets were more reconnaissance in nature typically having spacings of approximately 100m.

REVERSE CIRCULATION DRILLING

Scott Wilson RPA summarized the sampling method and approach for RC drilling as follows: "*The RC cuttings were collected from the cyclone discharge on the drill in five-gallon plastic buckets. The volume of sample collected in the buckets was measured and drill recoveries estimated from the volume filled per 1.5 m interval. A rotary wet splitter was used when groundwater was encountered. In August 1997, beginning with hole PCR-281, the collection method was modified to allow better settling and retention of fines when drilling wet. The new method utilized three buckets in series, with the overflow from each bucket discharging into the next.*"

Further they noted that "*Given the change in collection procedures in 1997, it is likely that spillage and loss of fines may have been an issue before then. It is not known what*

the impact of the losses was, however, in Scott Wilson RPA's opinion, the fines would likely have been under-represented in any laboratory analysis. As well, it is understood that the RC holes were logged using chip trays rather than the entire sample. Such an approach, coupled with the above noted losses, would almost certainly lead to under-representation of fines."

DIAMOND CORE DRILLING

Core is moved from the drill site to a covered core handling facility located at the Orosi mine. A new core logging and storage facility was constructed in 2008 to replace the old facilities. Central Sun geologists check depth intervals and box numbering, log and photograph the core, and mark sample intervals. Hardcopy logs record: core recovery, Rock Quality Designation (RQD), sample intervals, colour, grain size, alteration, and lithology. Prior to 2008, data was entered manually on drill logs and then entered into series of Excel spreadsheets.

The type and amount of quartz veining or brecciation are the main criteria for sample interval selection. Intervals are commonly kept to greater than 30 cm and range up to 1.5 m in less-altered material. Once marked, intervals are assigned a unique sample number split by diamond saw. A continuous flow of fresh water cools the bit. Split samples are placed directly into a plastic sample bag and sealed.

In 2008, a digital system for entering logging data developed by GEMCOM knows as LOGGER was implemented for all core logging. This system allows all pertinent data to be readily captured directly during the log process and also includes error check and various productivity enhancing tools. Once the drill log for a particular hole is completed, it is loaded into the GEMCOM database.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION

REVERSE CIRCULATION DRILLING

Scott Wilson RPA described the Sample Preparation for RC drilling as follows: "*Initially, the primary five kilogram sample splits from the RC drill were shipped directly to the assay laboratory – either Chemex Labs (Chemex) in Mississauga, Ontario, Canada, or Barringer Labs (Barringer) in Reno, Nevada, USA. Commencing with hole PCR-215 in May 1997, the primary sample ("A") was dried on site and shipped to Barringer's preparation facility in Managua, and a 300 g sub-sample was forwarded to Barringer's labs in Reno, Nevada. Since any physical processing and sample size reduction occurred offsite at Barringer's facilities, it is Scott Wilson RPA's opinion that other than for the initial collection procedures, the potential for any sample bias during on-site preparation was minimal.*

All of the initial exploration samples, including those from trenches and primary samples from RC holes PCR-001 through PCR-057, were sent unprepared in their entirety to Chemex in Mississauga. Rejects were stored at Chemex. Commencing with hole PCR-058 in January 1997, primary samples were sent to Barringer's facility in Reno. All samples were analyzed for gold and silver by fire assay methods with an atomic absorption spectroscopy (AAS) finish using a one-assay-ton (29.2 g) sample. Results were reported in grams per tonne. In areas thought to be barren, samples were sometimes assayed for gold only.

Each sample was passed through a Gilson splitter and reduced to two samples of about five kilograms each. The primary, or "A", sample was sent to Barringer in Reno, for analysis of gold and silver content. The remainder, sample "D", was retained in storage on site. Additional samples, known as "B" and "C", were also collected every 15 m (10th interval) and retained on site for future check or duplicate analysis".

DIAMOND DRILLING

All core from Central Sun's 2006-2007 diamond drilling program was prepared and assayed at the Orosi mine laboratory as reported by Scott Wilson RPA. Core samples received at the on-site laboratory were entered into hardcopy records, dried, and weighed. Each sub-sample was crushed in a jaw crusher, conical crusher, split, and then reduced to a pulp in a ring and puck pulverizer to reach 93% passing -200 mesh.

For the 2008 diamond drilling program all core was analyzed at the Limon laboratory as the Orosi laboratory was being upgraded and expanded for the new mine operation. Independent preparation circuits to keep run-of-mine material and exploration samples separate are also being installed. The new laboratory is expected to be fully operational by fall 2009.

SPENT-ORE MATERIAL

Spent-ore samples collected by Central Sun's trenching and drilling programs were treated in the same manner as diamond drill core. Upon arriving at the on-site laboratory, each sample was recorded, weighed, and dried. After six hours in the oven, samples were reweighed and screen split in a Gilson splitter into size fractions: 3", 2", 1 ½", 1", ¾", ½", 3/8", and -3/8". Each fraction was then weighed. Each sub-sample was then crushed in a jaw crusher (100% passing 7/8"), conical crusher (100% passing 6 mm), and finally a 200 g split was pulverized to reach 93% passing -200 mesh.

ANALYSIS

REVERSE CIRCULATION SAMPLES

Scott Wilson RPA reports that samples from RC holes PCR-001 through PCR-057, were sent unprepared in their entirety to Chemex in Mississauga. Commencing with hole PCR-058 in January 1997, samples were sent to Barringer in Reno, Nevada, USA. All samples were analyzed for gold and silver by fire assay methods with an atomic

absorption spectroscopy (AAS) finish using a one-assay-ton (29.2 g) sample. It is understood that initially all assay data were entered manually from printed assay certificates. Starting in February 1998, data were transferred and entered digitally to minimize data entry errors. Digital copies of previous data were also forwarded by both Chemex and Barringer around that time.

DIAMOND DRILL CORE AND SPENT-ORE SAMPLES PRE-2008

Once the samples passed -200 mesh, Central Sun used the same assay protocol for drill core and samples of spent-ore material. This included digestion in aqua regia followed by AA analysis. A 30 g sample was fused with a flux mixture, inquarted, and then cupelled to yield a precious metal bead. The bead was digested for 15 minutes in nitric acid. Hydrochloric acid was then added and the solution was digested. The digested solution was cooled, diluted, homogenized and then analyzed by atomic absorption spectrometry. Samples yielding over 4 g/t Au were repeated using gravimetric method. Results were reported in grams per tonne and manually entered into the drill hole database.

DIAMOND DRILL CORE AND ROCK SAMPLES 2008

All rock and core samples from Orosi were crushed, pulverized, and fire assayed for gold and silver at the Limón mine laboratory. In the laboratory, there are separate crushing and pulverizing circuits for the mine grade control samples and exploration samples. The Orosi laboratory is currently being upgraded and expanded and was not available for use during most of 2008.

Quality control at the Limon laboratory includes the use of blanks, duplicates, standards and internal check assays by the Limón Mine laboratory. From 2000 to 2007, external check assays were performed at ACME Analytical Laboratories Ltd. (ACME), a certified laboratory in Vancouver, B.C., Canada. This laboratory uses a number of standard samples with the assay values certified by an external laboratory, Lakefield

Research Limited (Lakefield) of Canada. In 2008, 10% of assay pulps were sent for external checks at ALS Chemex, an ISO 9001, 2000 certified laboratory also located in Vancouver, B.C. Independent reference standards were inserted in all sample batches at the rate of one (1) standard per 75 samples. The sample preparation and assay protocols for the Limon laboratory are presented in Figure 13-1.

ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

The quality assurance procedures and assay protocols followed by Central Sun for underground and drill core samples at the Limón Mine Laboratory were reviewed in previous years by independent consultants and were found to conform to industry accepted practices (Scott Wilson RPA, 2005). These procedures are, as follows:

- Samples are handled only by the Central Sun and TMSA authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of the underground sampling.

- All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory.

- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at the Limón Mine laboratory. The procedures used at this laboratory, including the reagents and apparatus used for the

FIGURE 13-1 OROSI SAMPLE PREPARATION AND ASSAY PROTOCOLS


Triton Minera, S.A.
Mill-Mine Production-Exploration
Limón Laboratory
Sample Receipt
(Checked against sample list)
Dry at <200° C
1st Stage Crush
(100% at -1/4")
2nd Stage Crush
(100% at -10 mesh)
Quarter Split
1/4 Sample Split for Analysis
REJECT
(Production and exploration rejects saved
Sample Dried
(Sample maintain order)
Pulverization ~2.5 min (90.0-92.0% -200#)
Homogenize by Rolling
Weigh Sample for Fire Assay Extraction
(29.2 g (1 assay ton) to 108 g flux w/ PbO)
Fuse/melt ~45 to 60 min. (1030° to 1050° C)
Note: if Pb button <29.0 g discard and start again
Cupelation
(45 min. for 1 assay ton)
Flatten Au-Ag Button*
* Weigh if Ag assay requested
Partition
(Ag removal, HNO3: H2O at 1:3)
Rinse with Distilled Water 3x
Retort in Oven
Weigh Au Button
(Micro-balance precision 0.03 g/t)
* Ag content calculated from difference in weigh
REPORT RESULT
Figure 13-1
CENTRAL SUN MINING INC.
Orosi Property
Nicaragua
Sample Preparation &
Assay Protocols
El Limón Mine Laboratory
March 2009

assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.
- Assays carried out on 29.2 g (1 assay-ton) sub-samples.
- Cupelling after adding soda at 650° C.
- Determination of the gold and silver content by gravimetric finish.

The laboratory maintains a separate preparation circuit for exploration samples. This circuit is never used for results of mineral samples, which greatly reduces possible contamination. All samples for the 2008 exploration program were prepared in the exploration circuit.

CHECK ASSAYS

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Limón mine laboratory. These include internal check assays by the Limón Mine laboratory, and external check assays performed at ACME (2000-2007) and ALS Chewex (2008). Both laboratories are ISO 9001-2000 certified. The check assays are conducted independently by the exploration group and the Limón laboratory manager, and the standard samples are certified by Lakefield. In 2008 Central Sun instituted a program whereby 10% of pulps are regularly checked at ALS Chemex Laboratories in Vancouver, British Columbia and certified external standards are inserted into each batch at the rate of one (1) standard per 75 samples.

Standard procedures for QA/QC in the Limon Laboratory are as follows:

- The laboratory manager inserts standard samples, duplicate samples and blanks routinely. One blank and one standard sample are inserted in every batch of 24 assays. Duplicates are inserted every tenth sample.

- The laboratory manager inserts blind duplicate pulps and sends pulp samples to an external laboratory for checking.

Graphs showing results of duplicates and external checks for exploration samples are shown in Figures 13-2 and 13-3 respectively. The overall results show good consistency between both duplicate samples and external checks on pulps. In the external checks there are some samples which returned significantly different values but there is no apparent bias towards either laboratory. It is very likely that this is a result of labelling errors in shipping the samples to ALS Chemex.

Three reference standards prepared by Ore Research & Exploration Pty Ltd. were used on a rotating basis for an external check. Figures 13-4 (OREAS 61Pa – recommended value 4.46 g Au/t), Figure 13-5 (OREAS 17Pb – recommended value 2.56 g Au/t) and Figure 13-6 (OREAS 15Pa – recommended value 1.02 g Au/t) show results on these standards at the Limon laboratory that are in acceptable ranges.

The authors confirm that the Limon laboratory assay results for the Orosi samples are acceptable and suitable for estimation of mineral resources.

FIGURE 13-2 CHECK ASSAYS – DUPLICATES, LIMÓN LABORATORY, OROSI


Check Assays – Duplicates, San Juan
Au (g/t)
Original Au (g/t)
Duplicates Au (g/t)
0
1
2
3
4
5
6
7
8
Figure 13-2
Check Assays – Duplicates
San Juan
March 2009

FIGURE 13-3 CHECK ASSAYS – EXTERNAL CHECKS, ALS CHEMEX VS LIMÓN LABORATORY


CHECK ASSAYS – EXTERNAL CHECKS, ALS CHEMEX VS LIMÓN LAB
Chemex Lab Au (g/t)
Limon Lab Au (g/t)
Au (g/t)
Figure 13-3
CENTRAL SUN
Check Assays – External Checks
ALS Chemex vs Limón Lab
March 2009

FIGURE 13-4 CHECK ASSAYS – EXTERNAL STANDARD OREAS61P RECOMMENDED VALUE 4.46 G AU/T


Check Assays – external standard oreas61p recommended value 4.46 G Au/T
Au (g/t)
5
4.9
4.8
4.7
4.6
4.5
4.4
4.3
4.2
4.1
4
+3S
+2S
R
-2S
-3S
22/Feb/08
12/Apr/08
1/Jun/08
21/Jul/08
9/Sep/08
29/Oct/08
Date of Analysis
Figure 13-4
Check Assays – External Standard OREAS61P
Recommended Value 4.46 G AU/T
March 2009

FIGURE 13-5 CHECK ASSAYS – EXTERNAL STANDARD OREAS17PB RECOMMENDED VALUE 2.56 G AU/T


Check Assays – external standard oreas17p recommended value 2.56 G Au/T
+3S
+2S
R
-2S
-3S
Au (g/t)
3
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2
22/Feb/08
12/Apr/08
1/Jun/08
21/Jul/08
9/Sep/08
29/Oct/08
Date of Analysis
Figure 13-5
CENTRAL SUN MINING INC.
Check Assays – External Standard OREAS17PB Recommended Value 2.56 G AU/T
March 2009

FIGURE 13-6 CHECK ASSAYS – EXTERNAL STANDARD OREAS15PA RECOMMENDED VALUE 1.02 G AU/T


Check Assays – external standard oreas15p recommended value 1.02 G Au/T
Au (g/t)
Date of Analysis
22/Feb/08
12/Apr/08
1/Jun/08
21/Jul/08
9/Sep/08
29/Oct/08
+3S
+2S
R
-2S
-3S
Figure 13-6
Check Assays – External Standard
OREAS15PA
Recommended Value 1.02 G AU/T
March 2009

DENSITY DETERMINATION

Tonnage factors have been generated for both in-situ and spent-ore material. The methods and results for these tonnage factors are described separately below.

DRILL CORE (IN SITU MINERALIZATION)

Scott Wilson RPA summarized work on density determinations as follows: *There have been two programs to estimate the bulk density of the in-situ mineralized material. The first was completed by GRENICA in 1998, and the second by CSM in 2007. Results from both programs were similar.*

During 1998, pieces of core from 1 PQ and 28 HQ size holes were subjected to specific gravity testing. The HQ core had already been sawn in half prior to the testing. A total of 741 pieces of core from a selection of various geological units, including both mineralized and unmineralized rock, were tested. Results were grouped into similar geological units and averaged. Results are summarized in Table 13-1.

TABLE 13-1 SPECIFIC GRAVITY MEASUREMENTS
Central Sun Mining Inc. – Orosi DFS

Rock Types	Area	Average SG Above/Below Saprolite/Bedrock Contact	
		Above	Below
Massive Veins	Mojón SW, Santa María	2.31	2.32
Massive Veins	Mojón	2.25	2.25
Massive Veins	Mojón-Crimea	2.33	2.34
Stockwork	Mojón SW, Santa María, Esmeralda	2.11	2.29
Stockwork	Mojón	2.11	2.41
Stockwork	Mojón-Crimea	2.11	2.28
Stringer	Mojón SW, Santa María, Esmeralda	2.05	2.23
Stringer	Mojón SW	2.05	2.29
Stringer	Mojón	2.05	2.33
Stringer	Mojón-Crimea	2.05	2.26
Arigillic	All	1.79	2.03
Colluvium	All	1.70	n/a
Bedrock	All	1.75	2.30

Density values were calculated by dividing the weight in air by the difference of the weight in air and the weight in water (i.e., weight in air/(weight in air – weight in water)). Samples were dried in an oven for two hours and wrapped in plastic tape to prevent water from entering or being absorbed by the sample. Although care was taken not to bias the sample selection in favour of intact specimens, some bias will exist due to the difficulty in measuring the most crumbly, vuggy samples. This bias may lead to overestimates of densities, particularly for the more weathered material. Because insufficient data were available for rock codes ending in 2 and 3 above the saprolite/bedrock contact, values were extrapolated from data for codes ending in 1 (massive quartz) and 4 (argillic, low silica). Values for all rock codes in the Esmeralda and Santa Maria areas were extrapolated from the Mojón SW area. Colluvium (code 8) was determined through bulk measurements from the edge of the Mojón ridge.

In 2007, CSM made 181 bulk density measurements by dividing the weight in air by the difference of the weight in air and the weight in water. Scott Wilson RPA reviewed the data and disregarded several measurements due to an inappropriate use of a cellophane wrap to seal the core. The overall average was 2.32, however, because individual samples have not been coded according to the specific rock types used in the previous analysis, a direct comparison cannot be made.

In Scott Wilson RPA's opinion, the small variation in density values from area to area for similar rock types does not warrant the use of different values for each area. The current resource estimate adheres to this concept. Since the mine has been operating for some time, actual bulk densities for mineralized material should be determined from available mine survey data and weightometer measurements, however, these data were not available for the current resource estimates.

SPENT-ORE MATERIAL

Density determinations on Spent-Ore material are summarized by Scott Wilson RPA as follows: *In July and August 2007, CSM contracted Ingenieria de Materiales, S.A., NicaSolum of Managua, Nicaragua (NicaSolum), to make 145 bulk density measurements of the spent-ore material. Of these measurements, 99 were made on surface and 46 were attempted on the material collected from the sampler tube.*

In-situ bulk density measurements were made on surface by hand-excavating a cubic volume of approximately 30 cm by 30 cm by 30 cm. The volume of the excavated material was calculated by measuring four sides and four depths. The material was weighed both dry and wet. A simple calculation was made to determine the wet and dry bulk densities and relative moisture content.

NicaSolum also attempted to measure bulk density of material collected from the drilling program. Determining the weight of the material was straightforward, similar to above. However, determining the correct volume was impractical due to recovery issues.

Bulk density measurements from this program were not included in determining the average value.

Scott Wilson RPA reviewed the data and removed any outliers or measurements with suspected errors. Seventy-nine measurements average 1.6 tonnes/m^3. This average was verified by Scott Wilson RPA by applying it to various volumes of material and comparing the resultant estimated tonnages to production records."

SECURITY

Drill core and spent-ore material are transported to the on-site laboratory by Central Sun personnel. All sample preparation and analysis is done in the on-site laboratory under direct supervision of an experienced metallurgist. Drill core is stored at the mine site in either an open yard or a drill core logging facility. Sample rejects are stored temporarily at the on-site laboratory or in a separate storage facility. All of these facilities are located within the mine site, a guarded facility closed to the public.

14 DATA VERIFICATION

There have been a number of data verification efforts since 1997 including: an audit of all drill hole and trench data by Chlumsky, Armbrust and Meyer, LLC (CAM), of Lakewood, Colorado; several Quality Assurance/Quality Control (QA/QC) programs by MINISA; and testwork, queries, and check sampling by Scott Wilson RPA. Scott Wilson RPA in their report dated June 26, 2008 describes results of these validations in detail; the reader is referred to their report for further information. Based on this review Scott Wilson RPA concluded that "*while local areas may be impacted by biases in the various grade fractions, overall estimates should be reasonable.*"

During the drilling campaigns data verification and quality control is done by TMSA personnel. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by TMSA staff geologists each time there is an update of the resource for any particular zone. Dr. William N. Pearson, P.Geo. Executive Vice President, Exploration, who is a Qualified Person in accordance with National Instrument 43-101, performed a second verification prior to finalizing the new resource estimate for San Juan.

In January 2008, Central Sun implemented GEMCOM software and the LOGGER system for entry of logging data directly into a computer during the process of logging drill core. This approach substantially reduces errors that typically arise from the entry of data from paper to digital form. All exploration drill core at Orosi is now logged in this manner. As part of the resource estimate for newly discovered San Juan zone, a systematic verification of all data from the historical drilling was completed. Verification of historical data in other zones is currently in progress. This review included examination of historical drill logs, assay certificates, old reports, plan maps and cross sections. In some cases old casings could be located to confirm locations of old surface drill holes. Some errors in calculations for coordinates of old holes were identified and these were corrected.

15 ADJACENT PROPERTIES

There is no material information pertaining to adjacent properties. The Santo Domingo concession (Figure 4-2) covering 650 ha is surrounded by the La Libertad concession in the eastern part of the property approximately 12km east of the plant. This concession, which is owned by a miner's cooperative, covers a portion of the extensive vein system but activities on this property have no impact on the Orosi mine area.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

MINERAL PROCESSING

The used mill facility purchased by Central Sun and located in northern Nevada, USA which was dismantled and shipped to the Orosi Mine site for re-assembly, is capable of processing a combination of 3,500 tpd of ore from the mine and 700 tpd of spent-ore from the previous heap leach operation. The existing crusher circuit at Orosi will be re-used in place with existing conveyors being relocated and re-used. The existing adsorption/desorption/refinery (ADR) plant will be re-used in place with minimal refurbishment. When the mined ore is depleted, the mill will be capable of processing 5,000 tpd of spent-ore. The increase in throughput will be realized through reduced crushing and grinding requirements; the spent-ore has been crushed to a size of 1 ½ inches, while the ore from the mine will be crushed to a size of 3 inches.

Scott Wilson RPA described the milling process as follows: "*Ore from the mine will be fed to the existing primary crusher and will be conveyed to a stockpile. Ore from the spent-ore discard pile will be screened to remove the -3/8 inch material and stockpiled near the crushed ore stockpile.*

Ore from the stockpile will be fed to the grinding circuit, comprised of a SAG mill and two ball mills. SAG mill trommel undersize and the discharge from the two ball mills report to a common cyclone feed sump. The SAG trommel oversize is either fed back into the SAG mill or stockpiled to be processed through the secondary crusher. Cyanide will be added to the cyclone feed pumpbox to begin the leaching process.

The slurry will be pumped from the cyclone feed pumpbox to the cyclone bank. Cyclone underflow will return to the ball mills for further grinding. Cyclone overflow reports to the pre-leach thickener. The thickener underflow is pumped to a series of leach tanks for further gold leaching. The thickener overflow reports to a series of five

Carbon-In-Column (CIC) units, where the leached gold will adsorb onto the activated carbon in the columns. CIC column discharge will report back to the mill water tank to be reused in the system.

The slurry will flow by gravity through eleven leach tanks and through five Carbon-In-Pulp (CIP) tanks. Activated carbon is present in the five CIP tanks for adsorbing the leached gold from solution. The carbon is periodically pumped counter-current to the slurry flow. Periodically loaded carbon is pumped from the first CIP tank to a storage container to be transferred to the ADR plant to remove the precious metal.

The slurry will pass from the final CIP tank to a cyanide detoxification tank where the cyanide concentration will be reduced to acceptable levels with ferrous sulphate. The slurry is then pumped to the tailing impoundment.

The loaded carbon will be first acid washed with hydrochloric acid to remove the carbonate scale build up. The carbon is then transferred to the strip vessel where the precious metal is stripped off using high temperature strip solution. The strip solution is pumped through an electrowinning cell to precipitate the precious metal. The barren solution is then circulated back to the strip circuit for reuse. The precious metal sludge is collected from the bottom of the EW cell, fluxes added, and smelted to produce a doré bar for shipment."

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

The Mineral Resource estimate for Orosi prepared by Scott Wilson RPA is comprised of two components: the unmined portions of the Orosi epithermal gold-silver deposits outlined by drilling prior to 2008 (Mojon-Crimea and Santa Maria); and the previously-mined material that has been crushed and processed by conventional heap-leach methods, that may be amenable to further processing to extract residual gold not recoverable at the current size distribution (Spent-ore). The former is based on a three-dimensional block model prepared by Scott Wilson RPA, with individual outlines of zones or lenses interpreted from geological data derived from drill logs, trenches, and other geological information. Grade estimates are based on samples from RC and diamond core drilling. The spent-ore estimates, detailed separately at the end of this section, are derived from production records, physical surveys and sampling from trenching and drilling. Details of the Scott Wilson RPA mineral resource estimation are outlined in their report dated June 26, 2008 and the reader is referred to this report for additional information on the methodology and results.

The exploration diamond drilling program in 2008 was very successful in confirming a significant new mineralized zone at San Juan located five kilometres south of the plant. This present report provides a new resource estimate for this zone. Five (5) drill holes in the 2008 drill program were completed at the request of Scott Wilson RPA on the Mojon-Crimea and Santa Maria zones. Results of these holes were incorporated into the mineral resource estimated completed by Scott Wilson RPA.

Table 17-1 provides a summary of the Mineral Resources for the Indicated and Inferred classifications, as estimated for the Mojon-Crimea and Santa Maria zones by Scott Wilson RPA and for the San Juan zone in this report. Since estimates for both Mineral Resources and Mineral Reserves were reported by Scott Wilson RPA, Mineral Resources are stated exclusive of Mineral Reserves.

TABLE 17-1 MINERAL RESOURCE ESTIMATES

Central Sun Mining Inc. – Orosi DFS

Location	Indicated Resources			Inferred Resources		
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón	2,311	1.36	101.2	76	1.46	3.6
Crimea	1,629	1.56	81.9	147	1.65	7.8
Santa María	187	2.90	17.4	7	2.27	0.5
San Juan				2,221	1.98	141.4
Spent-Ore	-	-	-	3,140	0.70	70.7
TOTAL	**4,126**	**1.51**	**200.4**	**5,591**	**1.25**	**224.0**

Notes:

9. CIM definitions were followed for Mineral Resources.
10. Mineral Resources are exclusive of Mineral Reserves.
11. Remaining resources for Mojon-Crimea and Santa Maria as at January 1, 2008 (physical survey March 31, 2007)
12. Mineral Resources are estimated at a block cut-off grade of 0.56 g/t Au.
13. Cut-off grade is based on a gold price of US$800/oz and metallurgical recovery of 90% for unmined material, and 80% for spent-ore.
14. Resource estimates for Mojon Crimea, Santa Maria and spent-ore were prepared by Scott Wilson RPA, June 26, 2008.
15. Resource estimate for San Juan prepared by Central Sun Mining (this report)
16. Numbers may not add due to rounding.

Only those blocks within the interpreted grade envelope above 0.56 g/t Au as determined by Scott Wilson RPA for Mojon, Crimea and Santa Maria are reported in this tabulation. The same cutoff grade was used for San Juan in this study. The following sections outline the mineral resource estimation for the San Juan zone with comparative information from the Scott Wilson RPA report..

DATABASE

The Mineral Resource estimate for the San Juan deposit is based primarily on information from surface drilling, supplemented in part by surface mapping and trenching to assist in the interpretation. The drill hole database contains 51 holes totaling 6,830 metres of which only 2,663 metres or 39% is historical drilling (17 old core holes totaling 2,178m and 5 RC holes totaling 485m). The bulk of drilling totalling 4,167 metres in 30 holes or 61% is new diamond drilling completed in 2008. Trenches were not used in the estimate and neither was any sampling data from the small miner workings. Drilling on San Juan covers a strike length of approximately 1,000 metres. Holes range from 57 m to 241 m in length and most are drilled at –50 degrees to the northwest. The deepest intersection was at a vertical depth of 170 metres.

Further details on drilling can be found in Section 11, Drilling, of this Report.

ASSAYS

The assay database used by Scott Wilson RPA for Orosi contains over 82,700 assay intervals that contain gold values greater than zero. The holes were also assayed for silver in most intervals; however, the Mineral Resource estimate prepared by Scott Wilson RPA includes gold only. Approximately 10,700 non-zero intervals are located within the interpreted mineralized zones of primary interest. Most intervals are 1.5 m in length. Brief statistical summaries of gold for the three major rock types as prepared by Scott Wilson RPA are provided in Table 17-2.

TABLE 17-2 GOLD ASSAY STATISTICS – MOJON-CRIMEA AND SANTA MARIA ZONES
Central Sun Mining Inc. – Orosi (Scott Wilson RPA)

			Grade (g/t Au)		
Rock Type	**Count**	**Min**	**Max**	**Average**	**Std. Dev.**
1 Massive	1,996	0.001	233.58	4.04	11.57
2 Stockwork/Stringer	8,242	0.001	549.73	1.19	7.97
8 Colluvium	475	0.001	12.29	0.94	1.41
Total	**10,713**	**0.001**	**549.73**	**1.71**	**8.67**

Notes: Only those intervals ≥0.001 g/t Au with rock codes are reported.
Excludes flagged intervals discussed in Section 14, Data Verification.

The assay database for San Juan contains 1,973 assays. Gold assay statistics for the San Juan zone is presented in Table 17-3

TABLE 17-3 GOLD ASSAY STATISTICS – SAN JUAN ZONE
Central Sun Mining Inc. – Orosi

			Grade (g/t Au)		
Rock Type	**Count**	**Min**	**Max**	**Average**	**Std. Dev.**
1 Vein/Vein Breccia	1,973	0.00	184.56	1.308	8.231

GEOLOGICAL MODEL

The vein structure at San Juan ranges from 1.2m to 11.7m in width averaging about 3.4 m wide. The structure is very continuous and was intersected in almost all drill holes. Figure 17-1 shows a plan map showing the excellent continuity of the structure. A wire frame model was constructed of the zone with rock coding being QVBX (Quartz Vein Breccia), Waste or Air. Topography was based on surveying and the 2m topographic contour maps derived from recent 1m IKONOS satellite imagery. Figure 17-2 is a

longitudinal section of the San Juan showing the drill hole pierce points and the extend of the block model. Figure 17-3 is a 3D image of the San Juan wireframe model.

FIGURE 17-1 SAN JUAN PLAN MAP


0 50 100 150 200
Metres
Figure 17-1
CENTRAL SUN MINING INC.
Orosi Project
Nicaragua
San Juan - General Planview
LEGEND
AU >0
AU >0.05
AU >0.10
AU >0.56
AU >1.00
AU >3.00
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-2 VERTICAL LONGITUDINAL SECTION, SAN JUAN


Figure 17-2
Orosi Project
San Juan, Nicaragua
Vertical Longitudinal Section
With Inferred Resource
BLOCK MODEL
LEGEND
DDH BY CENTRAL SUN MINING 2008
DDH BY SWEDISH (SGAB) 1984
PCR BY GREENSTONE 1996
Mined Old Pit
Resource Central Sun 2008
March 2009

FIGURE 17-3 3D IMAGE OF SAN JUAN WIREFRAME MODEL


Figure 17-3
CENTRAL SUN MINING INC.
Orosi Project
Nicaragua
San Juan - 3D Model
Looking North and Down
March 2009

ASSAY CAPPING (CUTTING)

In order to reduce the influence of statistically anomalous sample data on resource estimations, a number of higher grade assay values are often capped prior to compositing at levels determined by various means, including examination of probability distribution data. A lognormal probability curve for gold was prepared by Scott Wilson RPA for each of the three rocks types in the Mojon-Crimea and Santa Maria zones as noted above. Scott Wilson RPA concluded that these distribution curves exhibited unique breaks or inflection points for each rock type and used these points to establish cutting levels. In total, Scott Wilson RPA capped 55 gold assay intervals reprresenting approximately 0.5% of the total number of non-zero assays within the interpreted lenses. The net impact of the capping was to reduce the average gold assay grades within the interpreted zones by 14.6%. This is a sizeable decrease, however, the pre-capped average includes a few very high assays which contribute disproportionately to the mean grade. Table 17-4 provides a summary of capping levels applied to the Orosi data by Scott Wilson RPA. All data above these levels were set back to the specified cap prior to compositing.

TABLE 17-4 ASSAY CAPPING LEVELS (SCOTT WILSON RPA)

Central Sun Mining Inc. – Orosi

Rock Type	Cap g/t Au	No. SDs	Population Maximum	No. Capped	Avg. Before g/t Au	Avg. After g/t Au
1 Massive	40.0	3.5	233.58	19	4.04	3.49
2 Stockwork	25.0	3.1	549.73	33	1.19	0.99
8 Colluvium	7.0	5.0	12.29	3	0.94	0.93
Total			**549.73**	**55**	**1.71**	**1.46**

Notes:

1. Values ≥0.001 g/t Au only.
2. Excludes flagged intervals discussed in Section 14, Data Verification.

Figures 17-4 shows the histogram and probability plot for uncut gold assay data for the San Juan zone.

COMPOSITES

Scott Wilson RPA composited assays in each of the above-mentioned lenses and rock types were composited separately, starting at the contact for each zone, continuing until the hole leaves the zone. Composites for each lens were assigned unique numeric codes by Scott Wilson RPA to differentiate them from the adjacent lenses within the interpolation search area. Gold composite statistics prepared by Scott Wilson RPA are presented in Table 17-5.

TABLE 17-5 GOLD COMPOSITE STATISTICS (SCOTT WILSON RPA)

Central Sun Mining Inc. – Orosi

		Uncapped Grade (g/t Au)		Capped Grade (g/t Au)		Length (m)	
Rock Type	**Count**	**Avg**	**Std.Dev.**	**Avg**	**Std.Dev.**	**Avg**	**Std.Dev.**
1 Massive	282	4.25	6.26	3.68	4.10	10.37	6.60
2 Stockwork	928	1.25	4.10	1.03	1.64	13.36	10.20
8 Colluvium	156	0.83	0.96	0.82	0.91	4.88	2.71
Total	**1,366**	**1.82**	**4.19**	**1.55**	**2.06**	**11.77**	**8.60**

Notes: Only those intervals ≥0.001 g/t Au with rock codes are reported. Excludes flagged intervals discussed in Section 14, Data Verification In Scott Wilson RPA report dated June 26, 2008

Figures 17-5 shows the histogram and probability plot for composite data for the San Juan zone. High assays were cut to 25 g Au/t for compositing following Scott Wilson RPA. Results of the statistical analysis using probability plots indicate that this is an appropriate level of cutting of highs for San Juan.

FIGURE 17-4 SANTA JUAN UNCUT ASSAY DATA, LOG HISTOGRAM AND PROBABLILITY PLOT FOR AU



Log Histogram for AU
Domain AU0
Frequency (% of 1973 points)
AU (PPM)
Points: 1973
Weights: 1973
Mean: 1.308
Variance: 67.758
CV: 6.292
Skewness: 16.044
Kurtosis: 304.193
Maximum: 184.56
75%: 0.570
50%: 0.147
25%: 0.030
Minimum: 0
Log Probability Plot for AU
Domain AU0
Cumulative Probability (%)
AU (PPM)

Figure 17-4

Orosi Project
Nicaragua
San Juan
uncut and non-composited data set

March 2009

FIGURE 17-5 SANTA JUAN COMPOSITE DATA, LOG HISTOGRAM AND PROBABILITY PLOT FOR AU


Log Histogram for AU
Domain Au
Frequency (% of 739 points)
AU (PPM)
Points: 739
Weights: 739
Mean: 0.942
Std Dev: 2.876
Variance: 8.273
CV: 3.054
Skewness: 6.590
Kurtosis: 48.069
Geom Mean:
Log-Est Mean:
Maximum: 25
75%: 0.690
50%: 0.178
25%: 0.030
Minimum: 0
Log Probability Plot for AU
Domain Au
Cumulative Probability (%)
AU (PPM)

Figure 17-5

CENTRAL SUN MINING INC.

Orosi Project
Nicaragua
San Juan
composited data set

March 2009

BLOCK MODEL AND GRADE ESTIMATION PROCEDURES

Scott Wilson RPA – Mojon-Crimea and Santa Maria

The Mineral Resource estimate prepared by Scott Wilson RPA for the Mojon-Crimea and Santa Maria zones is based on a 3D block model with individual block dimensions of 6.25 m EW, 6.25 m NS, and 6 m high. Each block located at least partially within an interpreted zone contains a lens code, percent within the lens, and potentially an interpolated grade. Where a block straddles more than one rock type (i.e., massive and stockwork), the type and percentage of each was also stored. Ordinary kriging was utilized by Scott Wilson RPA to interpolate grades into each block. The minimum and maximum number of composites was set at 1 and 6, respectively.

Separate variogram models were developed for each of the four areas (Mojón, Crimea, Esmeralda, and Santa María), using the composites described in the previous section. Although ranges varied from as low as 15 m and as high as 50 m in the plane of the structure, they were in the order of 30 m on average. Cross-structure ranges were invariably shorter at 9 m to 15 m. For the purposes of grade modeling, a generalized spherical model with a range of 30 metres was utilized for kriged estimates.

The search strategy employed by Scott Wilson RPA for Orosi was based on two passes with a maximum search distance of 120 m (major) x 120 m (minor) x 120 m (vertical) on the first pass and 60 m (major) x 60 m (minor) x 60 m (vertical) on the second pass.

Table 17-6 provides a list of specific gravities used in calculations by Scott Wilson RPA.

TABLE 17-6 SG VALUES FOR RESOURCE ESTIMATE

Central Sun Mining Inc. – Orosi (Scott Wilson RPA)

	SG Above/Below Saprolite/Bedrock Contact	
Rock Types	**Above**	**Below**
1 Massive	2.30	2.30
2 Stockwork/Stringer	2.05	2.23
8 Colluvium	1.70	N/A

Scott Wilson RPA limited the resource estimate to that material contained within an economic outline created with pit optimization routines utilizing $800 per troy ounce Au, metallurgical recovery of 90% and unit costs for ore and waste of $13.51 per tonne and $1.22 per tonne, respectively. The starting surface for the optimization was the design pit that contains the Mineral Reserves. The area known as Esmeralda has been excluded from the tabulation since it is Central Sun's intent to use this area as a waste dump.

In Scott Wilson RPA's opinion, a 0.56 g/t Au cut-off is appropriate for the reporting of the resource estimate from the perspective of both grade continuity and economic cut-off. Unit ore and waste costs at Orosi are estimated by Scott Wilson RPA to be $13.51/t and $1.22/t, respectively, while anticipated process recovery is estimated at 90%. Assuming a net realized gold price of $800/oz less 5% for royalty payments, this would equate to a cut-off value of 0.56 g/t Au, on a fully diluted basis. The calculated cut-off may have to be revised, depending on future performance and the long-term outlook for the mine.

San Juan Resource Estimation Parameters – Central Sun

Figure 17-2 previous is a vertical longitudinal section of the San Juan zone showing the extent of the block model. Table 17-10 outlines the principal parameters for the block model of this zone. The geological interpretation was done initially on plans and sections and then a 3D wireframe model was constructed of the mineralized zone.

Continuity of the mineralized zone in drill holes both along strike and downdip in the zone is excellent.

TABLE 17-7 PARAMETERS FOR SAN JUAN ZONE BLOCK MODEL	
Central Sun Mining Inc. – Orosi DFS	
Strike	50
Dip	-80
Depth	350 (below sea level)
Average width	6.5m
Strike Length	1050m
Number of DDH	52
Total length of drilling including in resource	6829.7m
Total length of old drill holes including in resource	2662.7m

Comparison of univariante statistics for both capped and uncapped assays in the San Juan zone are shown in Table 17-11. The results of the new holes are very comparable to the old holes except for the non-capped grouped data which probably reflects the high grade mineralization in the northeast portion of the zone. Cutting of highs also has relatively little impact on the overall means.

TABLE 17-8 COMPARISON OF UNIVARIANTE STATISTICS, OLD HOLES VERSUS NEW HOLES, SAN JUAN ZONE

Central Sun Mining Inc. – Orosi

San Juan	Ungrouped data (Mean)	Grouped data (Mean)
Capped –old holes	0.93	1.13
Capped-new holes	0.87	1.09
Non-Capped old holes	0.96	1.21
Non-Capped new holes	1.36	3.92

Resource estimation parameters for the San Juan block model are as follows:

- An Access database was created in GEMCOM software(version 6.1) by extracting files from the SQL server for San Juan in Orosi with drill hole collar, survey, assay (Au grades data), for a total of 148 holes. Only 52 holes were used for the block model creation and grade interpolation in Santa Juan Orosi to create the Inferred resource.

- The block size is 3m*3m*6m based size, shape, strike and plunge of ore body for an open pit mine. The block model has dimensions of 1005m east (3*335 meter blocks), 1005m north (3*335 meter blocks) and 270m vertically (6*45 meter blocks) and down the dip.

- An average of specific gravity (SG) estimated for gold- bearing veins of 2.30 following Scott Wilson RPA was used for San Juan.

- A top cut of 25 g/t was applied for capping of all assay data. The top cut was chosen based on the log of probability plot for all the gold assays in database and the original top cut that used historically in the Orosi Mine. It is also the same topcut used by Scott Wilson RPA for stockwork mineralization in the Mojon-Crimea and Santa Maria deposits.

- All assay data in database was composited starting at the collar using data from grade capping. All drill holes were weighted based on length of intervals and then composited in 2m intervals then updated with gold bearing domain intersections. The lower detection limit for gold analysis in the Limon mine laboratory (0.03 g/t) was selected as minimum background to composite the data.

- The resource estimates for the all domains were prepared by the block model technique using Ordinary Kriging method for grade interpolation.

- The different set of variograms analyzed with Snowden supervisor software and different optimum ranges identified for Au. The range of variograms then selected as an index to categorize the resources in San Juan as inferred resource. In order to cover most part of wireframe with blocks, the search ellipsoid extended as 1.5 times of range of variograms for inferred resource.

- The range of variograms optimized along the X (strike range), Y (dip range) and Z (across the dip range) respectively at 90, 90, 30 meters for gold bearing veins in San Juan. A ZYZ ellipsoid was designed with rotation around Y axis (direction 1) to interpolate the data into block model where z=130, y= -80 and z=180. The variogram input data is presented in Table 17-9 below.

TABLE 17-9 VARIOGRAMS INPUT DATA, SAN JUAN Central Sun Mining Inc. – Orosi DFS			
	Nugget	Structure 1	Total Sill
Direction 1 (Y)	0.35	0.65	1
Direction 2 (X)	0.35	0.65	1
Direction 3 (Z)	0.35	0.65	1

Needling was performed for the gold bearing domain (QZBH), whatever was left outside of the ore model was coded as waste. A different rock code was assigned to each zone. Rock codes used are as follows: Ore (QZBH) = 1, Waste = 99 and Air = 9. The range of variograms with the above parameters were used for first pass, if all blocks in the model were not filled then 1.5 times the ranges of variograms were used for inferred resources.

Needling was performed on the block model by rows on regular grid with 3*3 integration level. The minimum percentage to reassign a block was set at 20%. This refers to the percentage of the block that needs to be inside the domain for the rock code to be transferred in the block. By applying 20%, if each domain occupies 20% of block then the designated block will be assigned by appropriate rock code. The minimum percentage was tested and evaluated experimentally in order for the wireframe to be entirely updated and covered by blocks. This step is also necessary to make sure the

model does not create additional tonnage, where the wireframe does not exist as the mineralized zone is relatively narrow. The minimum percentage was also tested based on the total volume of mineralized solids to make sure that extra volume around the narrow parts of the mineralized shoots was not excessive.

This method of needling is justified as the model is classified as inferred resources. Use of the Percent Model in GEMCOM is recommended for future estimation for the indicated and measured categories.

Results for the resource estimation at different block cutoff grades are presented in Table 17-10.

TABLE 17-10 INFERRED RESOURCES, SAN JUAN ZONE BLOCK CUTOFF GRADES

Central Sun Mining Inc. – Orosi

GRADEGROUP	Volume	Density	Tonnage	AU	AU_P
	M**3 x 1000	T per M**3	T x 1000	Grade	Ounces
0.56-1	281.880	2.300	648.324	0.76	15,878
>1-2	361.746	2.300	832.016	1.39	37,301
>2-3	150.228	2.300	345.524	2.46	27,379
>3-10	170.100	2.300	391.230	4.73	59,453
>10	1.836	2.300	4.223	10.52	1,429
Total	**965.790**	**2.300**	**2,221.317**	**1.98**	**141,440**

The final inferred resource estimate quoted at a cutoff grade of 0.56 g Au/t is **2,221,000 tonnes grading 1.98 g Au/t containing 141,400 ounces of gold.** This resource includes a higher grade portion at a 3 g Au/t cutoff mainly in the northeast end of the zone containing **395,000 tonnes at 4.79 g Au/t containing 61,000 ounces of gold.** This is a significant new resource at Orosi and demonstrates the excellent potential for outlining additional resources with further systematic exploration.

Figure 17-6 is a plan map of the block model at elevation 450m. Figures 17-7 is a 3-D view and Figure 17-8 is a vertical longitudinal section of the block model. Figures 17-9 and 17-10 are representative cross sections showing the distribution of blocks.

FIGURE 17-6 PLAN MAP SAN JUAN BLOCK MODEL AT 450 LEVEL


0
50
100
150
200
Metres
Figure 17-6
CENTRAL SUN
Orosi Project
Nicaragua
San Juan - 450 Level
LEGEND
AU >0
AU >0.05
AU >0.10
AU >0.56
AU >1.00
AU >3.00
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-7 3-D VIEW, SAN JUAN BLOCK MODEL


LEGEND
AU >0
AU >0.05
AU >0.10
AU >0.56
AU >1.00
AU >3.00
Gold grade is in grams per tonne (g/t)
Figure 17-7
Orosi Project
Nicaragua
San Juan - 3D Block Model
Looking North and Down
March 2009

FIGURE 17-8 VERTICAL LONGITUDINAL SECTION WITH BLOCKS, SAN JUAN


0 50 100 150 200
Metres
Figure 17-8
CENTRAL SUN
Orosi Project
Nicaragua
San Juan
Longitudinal Section with Blocks
LEGEND
AU >0
AU >0.05
AU >0.10
AU >0.56
AU >1.00
AU >3.00
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-9 SECTION 2190 WITH BLOCKS, SAN JUAN


Metres
0
25
50
75
100
Figure 17-9
Orosi Project
Nicaragua
San Juan - Section 2190
LEGEND
AU >0
AU >0.05
AU >0.10
AU >0.56
AU >1.00
AU >3.00
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-10 SECTION 2500 WITH BLOCKS, SAN JUAN


0 25 50 75 100
Metres
Figure 17-10
Orosi Project
Nicaragua
San Juan - Section 2550
LEGEND
AU >0
AU >0.05
AU >0.10
AU >0.56
AU >1.00
AU >3.00
Gold grade is in
grams per tonne (g/t)
March 2009

MINERAL RESERVES

Mineral Reserve estimates were prepared by Scott Wilson RPA as outlined in their report dated June 26, 2008. Mineral Reserves consist of open pit designs for an expansion of the existing Mojón pit, new pits in the Crimea and Santa María areas, and Spent-ore resources included in the Life of Mine Plan. Mineral Reserves are summarized in Table 17-11.

TABLE 17-11 MINERAL RESERVES

Central Sun Mines Inc. – Orosi (Scott Wilson RPA)

Location	Category	Tonnes ('000s)	Grade (g/t Au)	Contained Ounces
Mojón	Probable	2,978	1.66	158,700
Crimea	Probable	2,210	1.98	140,500
Santa María	Probable	917	2.56	73,400
Spent-Ore	Probable	4,912	0.85	134,900
Total	**Probable**	**11,017**	**1.44**	**509,500**

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated at a block cut-off grade of 0.72 g/t Au.
3. Mineral Reserves are estimated using an average long-term gold price of US$625 per ounce.
4. A selective mining unit of 6.25 m x 6.25 m x 6.00 m was used, with grades diluted to full blocks of that size.
5. Numbers may not add due to rounding.

Estimates were initially carried out by Scott Wilson RPA using Lerchs-Grosmann analysis via Whittle software, to determine the approximate shape of a near-optimal pit shell, based on applied cut-off grade criteria and pit slopes. These shells were generated from the block model described above, and economic and physical criteria. Open pit designs were generated from the optimized pit shells, with ramping, minimum bench widths, and adjustments for real world physical constraints. The results were scheduled in a Life of Mine Plan, and determined to be economic, under the revenue and cost assumptions of the DFS. Detailed description of the pit optimization, mine design, and economic analysis can be found in Section 19, Additional Requirements of the Scott Wilson RPA report.

18 OTHER RELEVANT DATA AND INFORMATION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) previously prepared an independent Technical Report on the Orosi Mine dated June 26, 2008 which summarized the results of the Definitive Feasibility Study (DFS), including new Mineral Resource and Mineral Reserve estimates for the Mojon-Crimea and Santa Maria zones and the Spent-ore. The report also discussed a change in processing from heap leaching to conventional milling. This present report is a companion report to that of Scott Wilson RPA and should be read in conjunction with this report.

Central Sun. is a gold producer with mining and exploration activities focused in Nicaragua. Previously known as Glencairn Gold Corporation. Central owns Desarollo Minero de Nicaragua, S.A. (DESMINIC), the owner and operator of the Orosi Mine, previously known as La Libertad Mine. Past mining has been carried out by contractor in the Mojón and Esmeralda pits, utilizing hydraulic shovels and 40 tonne haul trucks to move ore and waste. The mine produced gold using heap leach processing from July 1997 until March 2007, when mining was suspended in order to change over to conventional milling to improve gold recovery.

On May 8, 2007, Glencairn entered into an option agreement with a third-party vendor to purchase a complete milling facility located in northern Nevada and operated for many years until it was placed on care and maintenance in 2002. Dismantling of the mill commenced in the fall of 2007 and in December 2007, the dismantled mill was shipped to Nicaragua in four shipments, the first of which arrived January 16, 2008. The final shipment arrived on March 21, 2008 and all equipment was transported by truck to the Orosi mine site.

On March 28, 2008, the Nicaraguan Department of Environment, MARENA (Minesterio del Ambiente y los Recursos Naturales de Nicaragua) issued Central Sun Mining Inc. (TSX:CSM)(TSX:CSM.WT)(AMEX:SMC) full environmental permitting

for the construction, operation and maintenance of the Orosi Mine Project which includes process plant upgrade and tailing management facility. On-site construction on the mill project commenced immediately after issuance of the full permit and work continued at the site through most of 2008.

On Oct. 22, 2008 the Orosi mill project was suspended due to lack of financing. At that time it was estimated that 7 to 8 months work remained to complete all construction. Following the shutdown, Central Sun secured the site and maintained good relationships with key suppliers and contractors. All expenditures on the project were stopped but all the key project and management team were retained.

The project was restarted on February 16, 2009 following securing of new financing. Advances to date are as follows:

- Feasibility Study 100% complete.
- Engineering:
    - Process Plant 88% complete.
    - Tailings Dam 100% complete.
- Permanent Power Transmission Line 100% complete.
- All permitting required to build all aspects of the project have been received.
- All land purchases required to build the project have been completed.
- Process Plant Construction
    - 80% of the mill equipment has been refurbished.
    - Concrete for civil works for the mills is 25% complete.
    - The foundation for the ball mill is 100% complete and the ball mill is ready to be installed.
    - The foundation from the SAG mill is 100% complete and the SAG mill is ready to be installed.
    - Four out of the 14 tank foundations are completed and the steel to fabricate all of the tanks is on site.

- The Tailing Dam Construction is 45% complete. All materials required to complete construction are on site.
- Permanent Power Supply is approximately 30% complete and the majority of all the major equipment is on site.
- Construction on the upgraded and expanded laboratory is approximately 50% complete.

Operations are scheduled to commence in September 2009 with stripping in the Crimea pit. The first ore is expected to be processed in November 2009 at the rate of 4200 tpd. Annual production is projected to be approximately 80,000 ounces per year as per the guidelines of the Definite Feasibility Study.

The following is the summary from the Independent Technical Report prepared by the Scott Wilson RPA that outlines the Definitive Feasibility Study for the Orosi Mine. Figure 18-1 shows a general site layout of the Orosi Mine mill upgrade project:

"In Scott Wilson RPA's opinion, the Orosi mill upgrade project has been advanced by CSM in a reasonable and professional manner. The Definitive Feasibility Study (DFS) indicates positive economic results can be obtained by conversion of the processing facilities from heap leaching to conventional milling.

Scott Wilson RPA recommends that CSM continue with development and construction of a conventional mill for the Orosi Mine, and resume operations, as detailed in the DFS. The budget for the Project is equal to the pre-production capital cost estimate of $41.1 million, less expenditures to date.

The current Mineral Resource estimate for the Orosi Mine is comprised of two components: the unmined portions of the epithermal gold deposits; and the previously-mined material that has been crushed and processed by conventional heap-leach methods. Significant quantities of Mineral Resources exist exclusive of Mineral Reserves,

and there is good potential for future conversion to Mineral Reserves, particularly in the event of higher gold prices.

Metallurgical testwork and batch process tests at Limón Mine indicate that a gold recovery of 90% can be achieved from open pit ore, assuming a grind size of 100 microns and 36 hour leach retention time. Testwork and process modelling on spent-ore indicates that a gold recovery of 80% can be achieved, and that spent-ore can be processed as an incremental addition to mill feed, since it requires less crushing and grinding than open pit ore. Tests indicate that the Orosi Mine ore may be a good candidate for gravity concentration. No lab gravity tests have been completed to date, however, gold grades from samples collected during the test indicate the circulating load in the grinding circuit has a much higher grade than the feed material.

Mining is anticipated to be similar to past operations at Orosi Mine, utilizing an open pit mining contractor. In Scott Wilson RPA's opinion, there is a risk of cost increases when the mining contract is re-negotiated.

The Life of Mine Plan (LOMP) for Orosi indicates that Mineral Reserves of 11.0 million tonnes, at an average grade of 1.44 g/t Au, will be mined over eight years, starting in April 2009. Gold production is projected to total 443,000 ounces. Cash costs are projected to average $441 per ounce, excluding royalties and taxes. The economic analysis is most sensitive to gold price.

An Environmental Impact Assessment (EIA) for the mill upgrade project has been completed, submitted, and approved. The EIA concluded that, given proper design and management, the Project should not present significant negative social or environmental impacts to the region.

CSM's land holding within La Libertad district offers excellent exploration potential and considerably more exploration work is warranted. Development of a substantial

FIGURE 18-1 GENERAL SITE LAYOUT, OROSI MINE MILL PROJECT


LA LIBERTAD CONCESSION
CRIMEA PIT (NEW)
SANTA MARIA PIT (NEW)
OFFICES & SHOPS
HEAP LEACH PAD
MOJON PIT (EXISTING)
WASTE DUMP
WASTE DUMP
ESMERALDA PIT (EXISTING)
ADR PLANT
PROPOSED MILL SITE
SPENT ORE PILE
TAILINGS STORAGE FACILITY
Concession Boundary
Figure 19-1
CENTRAL SUN MINING INC.
Orosi Mine
Nicaragua
General Site Layout
Source: Central Sun Mining Inc., 2008.
Metres
0 200 400 600 800
March 2009

work program is recommended, which may include geophysical and geochemical surveys, trenching, mapping, prospecting, and drilling.

Further to the main recommendations discussed above, Scott Wilson RPA recommends that:

- *An external audit of the policies, procedures and equipment at the Orosi lab be made.*
- *The mine adopts a rigorous system designed to track and record production, and reconcile results with the Mineral Resource/Mineral Reserve estimates.*
- *Additional metallurgical testwork be completed to optimize mill performance.*

ECONOMIC ANALYSIS

An after-tax cash flow projection has been generated from the Life of Mine production schedule, and capital and operating cost estimates. A summary of the key criteria is provided below, and the cash flow projection is shown in Table 18-1.

PRODUCTION

- *Mineral Reserves of 11.0 Mt, at a grade of 1.44 g/t Au, consisting of*
  - *6.1 Mt of open pit ore, at a grade of 1.91 g/t Au, and strip ratio of 6.0 to 1*
  - *4.9 Mt of spent-ore, at a grade of 0.85 g/t Au.*
- *Production starting in Q1 2009, continuing to Q2 2016.*
- *Ramp up to full production by the end of 2009.*
- *Production of 1.5 Mt milled per year (4,200 tonnes per day) to mid-2014, consisting of 3,500 tpd open pit ore, plus 700 tpd spent-ore.*
- *Production of 1.8 Mt milled per year (5,000 tonnes per day) for two additional years (to mid-2016), consisting entirely of spent-ore.*
- *Mill recovery of 90% for open pit ore, and 80% for spent-ore*

REVENUE

- *Gold price declining from near-current prices to long-term forecasts over time*
  - *$800 per ounce for 2009 to 2011, and*

- *$750 per ounce thereafter.*

- *Refining and transportation charges of $175,000 per year.*
- *Municipal tax of 2% of gross gold value.*
- *Royalties totaling 5% of gross gold value.*

COSTS

- *Mine life capital totalling $46.8 million, consisting of*
  - *$12.8 million in sunk costs, as of January 31, 2008*
  - *$28.4 million in pre-production costs*
  - *$5.6 million in sustaining capital over the entire mine life.*
- *Average LOMP unit operating costs of*
  - *Mining $ 1.49 per tonne moved*
  - *Mining $ 9.52 per tonne open pit ore*
  - *Spent-Ore $ 1.70 per tonne of spent-ore*

  - *Mining $ 5.77 per tonne milled*
  - *Spent Ore $ 0.75 per tonne milled*
  - *Processing $ 9.82 per tonne milled*
  - *G&A $ 1.27 per tonne milled*
  - *Total $17.61 per tonne milled*

CASH FLOW ANALYSIS

Cash flow results have been evaluated for two cases, on a Total Project basis, and going forward from January 31, 2008 (with costs previous to that considered as sunk). Differences between the two cases include $12.8 million in sunk capital costs, and a change in timing for purposes of discounted cash flow evaluation.

For the Total Project, the undiscounted after-tax cash flow totals $76.0 million over the mine life, and simple payback occurs by mid-2011 (2.4 years). The internal rate of return (IRR) is 34.3%. Net Present Values (NPVs) at various discount rates are as follows:

- *NPV at 2% $65.0 million*
- *NPV at 5% $51.3 million*

- *NPV at 8%* *$40.4 million*

Going forward from January 31, 2008, the undiscounted after-tax cash flow totals $88.7 million over the mine life, and simple payback occurs by late 2010 (1.8 years). The IRR is 62.0%. NPVs at various discount rates are as follows:

- *NPV at 2%* *$79.1 million*
- *NPV at 5%* *$66.7 million*
- *NPV at 8%* *$56.4 million*

TABLE 18-1 PRE-TAX CASH FLOW SUMMARY (SCOTT WILSON RPA)

Central Sun Mining Inc. – Orosi

YEAR			YR -3 2006	YR -2 2007	YR -1 2008	YR 1 2009	YR 2 2010	YR 3 2011	YR 4 2012	YR 5 2013	YR 6 2014	YR 7 2015	YR 8 2016	TOTAL
Production		Days				259	355	355	355	355	355	355	184	
Open Pit Ore		'000 t				882	1,239	1,243	1,244	1,242	544	-	-	6,185
Gold Grade		g/t				2.23	2.13	1.87	1.84	2.13	0.80			1.91
Total Waste		'000 t				6,554	12,446	8,006	7,065	2,495	-	-	-	36,566
S.R.						11.1	10.0	6.4	5.7	2.0	-	-	-	6.0
Spent Ore - Leach Pad		'000 t				117	249	249	249	249	1,109	1,775	917	4,912
Gold Grade		g/t				1.00	1.00	1.00	1.00	1.00	0.83	0.81	0.80	0.85
Processing														
Total Milled		**'000 t**				**789**	**1,488**	**1,492**	**1,493**	**1,491**	**1,653**	**1,775**	**917**	**11,017**
Gold Grade		**g/t**				**2.82**	**1.94**	**1.72**	**1.70**	**1.94**	**0.82**	**0.81**	**0.80**	**1.44**
Recovery														
Open Pit Ore	90.0%	%				90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%
Spent Ore	80.0%					80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Refinery Recovery	99.5%	%				99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	99.5%	99.5%
Payable Gold		ozs				40,950	82,230	73,169	72,329	82,583	36,215	36,723	18,677	442,875
Revenue														
Gold Price	800	**US$/oz**				**800**	**800**	**800**	**750**	**750**	**750**	**750**	**750**	**$767**
Gross Value		US$ '000				32,760	65,784	58,535	54,247	61,937	27,161	27,542	14,008	$341,974
Refining & Transport		US$ '000				87	175	175	175	175	175	175	175	$1,312
Municipal Tax	2%	US$ '000				655	1,316	1,171	1,085	1,239	543	551	280	$6,839
Royalty	5%	US$ '000				1,638	3,289	2,927	2,712	3,097	1,358	1,377	700	$17,099
Total Revenue		**US$ '000**				**30,379**	**61,004**	**54,262**	**50,274**	**57,427**	**25,085**	**25,439**	**12,852**	**$316,723**
Costs														
Capital Costs			Incurred to 31 Jan 2008											
Process Plant		US$ '000		7,388	2,134	480	-	-	-	-	-	-	-	$9,902
Power		US$ '000		81	2,115	2,116	-	-	-	-	-	-	-	$4,312
Tailings		US$ '000		50	6,223	-	-	-	-	-	-	-	-	$6,273
Site Services		US$ '000		2,844	460	-	-	-	-	-	-	-	-	$3,303
Indirects (Incl. Freights & Permits)		US$ '000		2,403	10,285	2,781	-	-	-	-	-	-	-	$15,469
Contingency		US$ '000			1,353	451	-	-	-	-	-	-	-	$1,804
Sustaining		US$ '000				789	839	889	889	1,189	889	889	(750)	$5,625
Total		**US$ '000**		12,788	22,570	6,586	839	889	889	1,189	889	889	(750)	**$46,768**
Operating Costs														
Open Pit Mining		US$ '000				10,873	20,235	13,903	12,500	5,854	-	-	-	$63,514
Spent Ore		US$ '000				49	103	103	103	103	2,741	3,507	1,620	$8,331
Processing		US$ '000				7,244	15,198	15,238	15,245	15,227	15,892	16,023	8,305	$108,172
G&A		US$ '000				1,468	1,957	1,957	1,957	1,957	1,957	1,957	962	$13,971
Total Operating Costs		**US$ '000**				19,633	37,493	31,201	29,874	23,140	20,290	21,388	10,890	**$193,988**
Unit Costs														
Open Pit Mining		US$/t moved				1.52	1.48	1.61	1.51	1.57	-	-	-	$1.49
Open Pit Mining		US$/t milled				15.33	13.60	9.37	8.42	3.93	-	-	-	$5.77
Spent Ore		US$/t spent ore				0.41	0.41	0.41	0.41	0.41	2.47	1.98	1.77	$1.70
Spent Ore		US$/t milled				0.07	0.07	0.07	0.07	0.07	1.66	1.98	1.77	$0.76
Processing		US$/t milled				10.22	10.21	10.21	10.21	10.21	9.60	9.03	9.05	$9.82
G&A		US$/t milled				2.07	1.32	1.31	1.31	1.31	1.12	1.05	1.05	$1.27
Total		**US$/t milled**				27.89	25.20	20.97	20.02	15.52	12.28	12.05	11.87	**$17.61**
Cash Costs														
Total Cash Cost		US$/oz				538	514	406	468	336	618	640	646	$495
Capital Cost		US$/oz												$106
Total Production Cost		US$/oz												$601
Total Costs		**US$ '000**		12,788	22,570	26,229	38,332	32,170	30,763	24,329	21,179	22,277	10,140	**$36,291**
Cash Flow														
Operating Margin		**US$ '000**				10,747	23,511	22,981	20,401	34,287	4,795	4,052	1,962	**$122,735**
After-Tax Net Cash Flow		**US$ '000**		(12,788)	(22,570)	4,151	22,672	22,092	19,512	33,097	3,906	3,162	2,712	**$75,967**
Cumulative		**US$ '000**		(12,788)	(35,358)	(31,185)	(8,514)	13,578	33,090	66,187	70,093	73,255	75,967	
Payback		**years**												**2.4**

NPV			Total Project	Going Forward (from 31 Jan 2008)
	0%	US$ '000	$75,967	$88,733
	2%	US$ '000	$65,200	$79,066
	5%	US$ '000	$55,346	$66,679
	8%	US$ '000	$48,390	$56,370
IRR		%	34.7%	62.8%

The cash flow projection was also examined at an approximate current spot price of $900 per ounce. For the Total Project case, the undiscounted after-tax cash flow totals $128.6 million over the mine life, the IRR is 48.8%, and the NPV at a 5% discount rate is $90.3 million. For the going forward case, the undiscounted after-tax cash flow totals $141.4 million over the mine life, the IRR is 85.4%, and the NPV at a 5% discount rate is $107.6 million.

LOMP average annual gold production is 59,000 ounces, peaking at 83,000 ounces during open pit mining. Cash costs, excluding taxes and royalties, average $441 per ounce, consisting of $405 per ounce for open pit mining, and $580 per ounce for spent-ore. Total Cash Costs, as defined by the Gold Institute (including taxes and royalties) are $495 per ounce. Total Production Costs (including capital) are $601 per ounce for the Total Project case, or $572 per ounce for the going forward case.

SENSITIVITIES

NPV sensitivities were tested using a 5% discount rate. Gold price, open pit and spent-ore grades, capital cost, and operating costs were varied 10% to 20% above and below the Total Project case. Process recovery was varied by adding/subtracting 1% or 2%. Results are shown graphically in Figure 18-2, and summarized in Table 18-2.

FIGURE 18-2 SENSITIVITY ANALYSIS


$120
$100
$80
$60
$40
$20
$-
-20%
-10%
Total Project Case
+10%
+20%
Pit Grade
SO Grade
Recovery
Au Price
Capex
Opex

The Project is most sensitive to gold price, followed in order by open pit grade, operating costs, process recovery, spent ore grade, and capital cost. The gold price sensitivity ranges from the Mineral Reserve price of $625 per ounce, to the approximate current spot price of $900 per ounce. The open pit grade sensitivity ranges from the lowest-grade individual pit (the Zopilote area of the Mojón pit) to the highest-grade individual pit (Santa Maria). Operating cost upside may be realized through reductions in stripping ratio and achieving higher throughput of spent ore, while downside may occur due to renegotiation of a contract for open pit mining. The process recovery sensitivity covers the range of results obtained in testwork for optimizing grind size and leach retention time. The spent-ore grade sensitivity represents the range of possible grades from individual sources, from the current heap leach pad material (1.02 g/t Au) to certain cells from pre-CSM operations (0.68 g/t Au). Potential upside in the spent-ore grade may be realized by further work on screening efficiency."

TABLE 18-2 SENSITIVITY ANALYSES
Central Sun Mining Inc. – Orosi

Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	613	690	767	843	920
Open Pit Grade	g/t Au	1.53	1.72	1.91	2.10	2.29
Spent-Ore Grade	g/t Au	0.68	0.77	0.85	0.94	1.02
Recovery	%	83	85	87	89	91
Operating Cost	US$/t	14.09	15.85	17.61	19.37	21.13
Total Capital Cost	$ millions	40	43	47	50	54

NPV at 5%	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$ millions	3	27	51	75	99
Open Pit Grade	$ millions	14	33	51	70	89
Spent-Ore Grade	$ millions	41	46	51	57	62
Recovery	$ millions	41	46	51	57	62
Operating Cost	$ millions	80	66	51	37	22
Total Capital Cost	$ millions	57	54	51	48	45

19 INTERPRETATION AND CONCLUSIONS

Scott Wilson RPA's concluded that the Orosi mill upgrade project has been advanced by Central Sun in a reasonable and professional manner. The Definitive Feasibility Study (DFS) indicated positive economic results can be obtained by conversion of the processing facilities from heap leaching to conventional milling. Construction has significantly advanced with the first ore expected to be processed in November 2009.

The 2008 Exploration program was very successful. In the new San Juan zone an inferred resource at a cutoff grade of 0.56 g Au/t of **2,221,000 tonnes grading 1.98 g Au/t containing 141,400 ounces of gold** was outlined. This resource includes a higher grade portion mainly in the northeast end of the zone containing **395,000 tonnes at 4.79 g Au/t containing 61,000 ounces of gold.** This is a significant new resource at Orosi and demonstrates the excellent potential for outlining additional resources with further systematic exploration.

In 2008 substantial progress was made on compiling historical data and upgrading the geological knowledge of the epithermal systems. The geophysical surveys (IP and magnetic) contributed to this understanding although it was difficult to use these tools for direct target of gold mineralized areas. Continuing exploration to further test both structures within the general mine area and also to further explore the extensive veins systems along strike especially to the northeast is warranted. The long term success at Orosi will depend on continuing a systematic approach to exploration with the ability to drill test a variety of targets.

20 RECOMMENDATIONS

Scott Wilson RPA recommended that Central Sun continue with development and construction of a conventional mill for the Orosi Mine, and resume operations, as detailed in the DFS. The budget for the Project is equal to the pre-production capital cost estimate of $41.1 million, less expenditures to date which are approximately $26 million.

With respect to further exploration is recommended that:

- The San Juan zone should be definition drilled at a spacing of approximately 25 metres to upgrade the inferred resource to the indicated category. The adjacent Victoria structure also needs to be drill tested and has potential to host additional resources.
- Ongoing exploration efforts particularly drilling should be continued to explore other structures within the general mine area.
- Complete additional twinned holes on Mojon-Crimea to further confirm the nature and distribution of the mineralization especially higher grade sections.
- Geological mapping, sampling and prospecting be continued to cover the remainder of the property especially to the northeast
- Complete additional analysis of the geophysical data to try and better target mineralization. Ground geophysical surveys including magnetic and IP should be continued especially to outline structures and areas of favourable alteration.
- Implement a program to ensure that the new geological information developed during exploration is utilized for mining. Better use of blast hole data in the open pits needs to be made to document the nature and distribution of the higher grade mineralization in this system.
- Further evaluate the 3.1 million tonnes of inferred resources in the Spent-Ore to upgrade this to the indicated category to be able to include in mineral reserves.
- Complete construction of new laboratory at Orosi as soon as possible and implement a LIMS system for management of all laboratory data especially QA/QC.

The recommended 2009 Exploration Program, exclusive of expenditures for the mine operation, is as follows:

Diamond Drilling	
Definition drilling San Juan, Victoria - 6,000m at $200/m all up	$1,200,000
Drilling other mine area targets – 5,000m at $200/m all up	$1,000,000
Drilling of twinned holes Mojon-Crimea – 3,000m at $200/m all up	$ 600,000
Trenching/Sampling	
Spent Ore – upgrade areas of inferred resources	$ 100,000
Surface targets for potential new open pits	$ 50,000
Geophysics	
IP, ground magnetic surveys – 100 line km @$2,000 per line km	$ 200,000
Geological mapping, Prospecting, sampling	
Continue exploration on balance of concessions	$ 100,000
Prefeasibility study San Juan	
Determine viability based on drill results	$ 250,000
Management, supervision, reporting	
Orosi projects	$ 100,000
TOTAL	**$3,600,000**

21 REFERENCES

Alvarez, M, 2008, Proyecto Minero Orosi, Reporte de Levantamiento Geológico, report prepared for Central Sun Mining Inc., October 2008.

Amec Americas Ltd., 2007, Libertad Scoping Study – Scoping Study – Rev 1 (Used Equipment). May 2007

Bikerman, D., 2002, Reserve Estimate – Cerro Mojón Project – September 30, 2002, prepared by Bikerman Engineering & Technology Associates, Inc.

Chlumsky, Armbrust and Meyer, LLC, 2003. Mineral Reserve Audit, Cerro Mojón Project, Republic of Nicaragua.

Corbett, G. J., and Leech, T. M., 1997. Southwest Pacific Rim, Gold-Copper Systems: Structure, Alteration and Mineralization. Short course manual, May 1997.

Darce, M., 1990, Mineralogic Alteration Patterns in Volcanic Rocks of the La Libertad Gold Mining District and Its Surroundings, Nicaragua: Econ. Geol., vol. 85, p. 1059-1070.

DCR Ingenieros, S.R.Ltda., 2007. Open Pit Slope Stability Study – Mina La Libertad – October 2007.

Glencairn Gold Corporation, 2005, 2006, Various internal reports and data for La Libertad.

Hale, C.J. and Gilliat, J., 2009, Orosi 2008 Geophysical Exploration Summary, report prepared for Central Sun Mining Inc., February 19, 2009.

Halenius, U., 1983, A mineralogical investigation of the gold-bearing vein-type deposits at La Libertad, El Limón and Rincon Garcia, Nicaragua: Swedish Geological In-house report.

Hardyman, R., 1998, La Libertad Mapping Report, Internal company report by R. Hardyman, geological consultant, Reno, NV.

Hodder, R.W., 2008, Mina Orosi, Preliminary Petrography and a Hypothetical Geological Model, report prepared for Central Sun Mining Inc., June 30, 2008.

Lacayo, M., G. Silva, and F. Moreno, 2007, Estudio de Impacto Ambiental – Proyecto "Recomersion del Sistema Procesamiento Mineral y Reproceso de Mineral Lixiviado". October 18, 2007.

McBirney, A.R., and Williams, H., 1965, Volcanic history of Nicaragua: Berkley, Univ. California Geol. Sci. Pub., vol. 55, p. 1-69.

Mine Development Associates, 1998, Review of Check Assays, Reno, Nevada, October 5, 1998.

Minera Nicaragüence S.A., 1998, Feasibility Study for the Cerro Mojón Project; Sections 2, 4, 6, 7, 8 and 12.

Morales, A., Vivallo, W., Darce, M., 1989, Fluid Inclusions Studies of Epithermal Gold-Bearing Quartz Veins in the La Libertad District, Nicaragua: Department of Geology, Stockholm Univ., Stockholm, Sweden.

Pearsons Corporation, 1972, The geology of western Nicaragua: Nicaraguan Tax Improvement and Natural Resources Inventory Project, Final Tech. Rpt., vol. 4, p. 220.

Scott Wilson RPA 2008 Technical Report on the Orosi Mine, Nicaragua, prepared for Central Sun Mining, June 26, 2008.

Scott Wilson RPA, 2006. Technical Report on La Libertad Project, Nicaragua. November 14, 2006.

Scott Wilson RPA, 2008. Feasibility Study on the Orosi Gold Mine, Nicaragua. June 26, 2008.

Yamana Gold Inc., 2005, 2006, Various internal reports and data for La Libertad.

22 SIGNATURE PAGE

This report entitled **"Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone"** and dated March 14, 2009, was prepared by and signed by the following authors:

Original signed by:

"William N. Pearson"

Dated at Toronto, Ontario March 14, 2009	William N. Pearson, Ph.D., P.Geo. Executive Vice President, Exploration Central Sun Mining Inc.

Original signed by:

"Graham A. Speirs"

Dated at Toronto, Ontario March 14, 2009	Graham A. Speirs, P.Eng. Chief Operating Officer Central Sun Mining Inc.

23 CERTIFICATE OF QUALIFICATIONS

WILLIAM N. PEARSON, PH.D., P.GEO.

I, William N. Pearson, Ph.D., P.Geo. do hereby certify that:

1. I am Executive Vice President, Exploration with Central Sun Mining Inc. ("Central Sun") of Suite 500, 6 Adelaide Street East, Toronto, ON, M5C 1H6.

2. I am a graduate of the University of British Columbia in 1974 with a Bachelor of Science Honours degree in Geology, of Queens University, Kingston, Ontario with a Masters of Science degree in Economic Geology in 1977 and of Queen's University with a Doctor of Philosophy in Economic Geology in 1980.

3. I am registered as a Professional Geoscientist (P.Geo.) in the Provinces of Ontario (Reg. No. 0001) and British Columbia (Reg. No. 18540).

4. I have worked as a Geologist for a total of 34 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Review and reporting as a consultant and company executive on exploration and mining projects in 16 countries in North America, South America, Central America, Europe, East Asia and Australia for due diligence and regulatory requirements
   - Have extensive experience in gold exploration in Central America
   - Previously and presently managing exploration programs for epithermal gold deposits

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am responsible for overall preparation of the this report entitled "Technical Report on Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone dated March 14, 2009, including all sections except Sections 16, 17 (Mineral Reserves) and 18.

7. I visited the Orosi Mine area exploration projects and reviewed results from these projects on a regular basis from October 2007 to October 2008. Since October 1, 2007 I have supervised all aspects of exploration for Central Sun Mining including supervision of on-going work at the Orosi Mine area projects.

8. As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am not independent of Central Sun applying the tests set out in Section 1.4 of NI43-101.

10. I have read NI 43-101F1, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

11. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Original signed by:

"William N. Pearson"

Dated at Toronto, Ontario
March 14, 2009

William N. Pearson, Ph.D., P.Geo.
Executive Vice President, Exploration
Central Sun Mining Inc.

GRAHAM SPEIRS, P.ENG.

I, Graham A. Speirs, P. Eng., do hereby certify that:

1. I am a Chief Operating Officer with Central Sun Mining Inc. ("Central Sun") and work out of the Managua Office; Canal 10 de TV, 1C al Norte, 1.5 C al Oeste, Casa #613, Bolonia, Managua, Nicaragua.

2. I am a graduate of the Laurentian University, Sudbury, Ontario, Canada, in 1985 with a Bachelor of Science degree in Mining Engineering.

3. I am registered as a Professional Engineer (P.Eng.) in the Province of Ontario (Reg. # 43804806).

4. I have worked as a Mining Engineer for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Review and report as a consultant for Kilborn-SNC Lavalin, AMEC, GEMIN on several mining operations and Projects around the world for due diligence, regulatory requirements, scoping studies, prefeasibility studies and definitive feasibility studies.

   - Senior Mine Engineer for several projects built by J.S. Redpath Ltd. around the world.

   - Construction Manger for construction of mines built in North America, Chile, Papua New Guinea, Peru.

   - Mine operator for open pit and underground mines operated in Peru, Costa Rica, and Nicaragua.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am responsible for Sections 16, 17 (mineral reserves) and 18 of this report entitled "Technical Report on Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone dated March 14, 2009, "Technical Report".

7. I have directed the Orosi mine mill project and have visited the project regularly since its commencement in 2008 and I am in daily communication with the operation.

8. As of the date hereof, to the best of my knowledge, information and belief the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am not an independent of Central Sun applying the tests set out in section 1.5 of National Instrument 43-101.

10. I have read NI 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Original signed by:

"Graham A. Speirs"

Dated at Managua, Nicaragua
March 14, 2009

Graham A. Speirs, P. Eng.
Chief Operating Officer
Central Sun Mining Inc.

24 APPENDIX I – DRILL HOLE COORDINATES

TABLE I-1 DRILL HOLE COORDINATES, OROSI						
Hole	**Easting**	**Northing**	**Elevation**	**Length (metres)**	**Az(i)**	**Dip(i)**
San Juan						
SJ-08-001	699584.00	1352758.00	534.21	201.16	170	-60
SJ-08-002	699516.47	1352647.24	551.02	161.54	135	-50
SJ-08-003	699418.68	1352610.87	538.46	240.79	135	-50
SJ-08-004	699466.98	1352556.16	546.08	115.82	135	-50
SJ-08-005	699370.49	1352451.47	545.38	120.39	135	-50
SJ-08-006	699300.18	1352377.47	522.97	135.63	135	-50
SJ-08-007	699211.49	1352316.86	542.91	150.87	135	-50
SJ-08-008	699131.00	1352261.00	525.2	129.54	135	-50
SJ-08-009	699115.16	1352284.08	524.11	192.02	135	-50
SJ-08-010	699052.99	1352206.26	529.09	234.69	135	-50
SJ-08-011	699626.74	1352752.68	539.65	220.9	170	-60
SJ-08-012	698936.90	1352185.00	500.33	132.58	170	-45
SJ-08-013	698838.00	1352112.00	481.29	131.06	170	-45
SJ-08-014	699503.18	1352606.74	543.32	54.86	135	-51
SJ-08-015	1352577.62	699441.77	541.55	120.39	135	-55
SJ-08-016	1352606.61	699499.33	554.70	76.20	135	-56
SJ-08-017	1352374.88	699266.47	531.69	67.15	146	-45
SJ-08-018	1352424.35	699341.88	544.29	94.48	135	-56
SJ-08-019	1352378.50	699236.00	528.00	123.44	135	-53
SJ-08-020	1352527.52	699403.40	554.51	106.68	135	-48
SJ-08-021	1352188.43	698962.42	504.67	121.92	135	-46
SJ-08-022	1352564.33	699368.88	536.49	172.21	135	-48
SJ-08-023	1352698.63	699521.63	531.55	188.97	130	-52
SJ-08-024	1353257.90	698995.06	501.99	176.78	135	-50
SJ-08-025	1352449.53	699289.63	532.90	132.58	135	-49
SJ-08-026	1352250.11	699086.98	532.32	121.92	135	-52
SJ-08-027	1352250.11	699086.98	532.32	131.06	135	-65
SJ-08-028	1352233.00	699023.00	511.00	109.72	135	-45
SJ-08-029	1352295.00	699172.00	541.50	76.20	135	-49
SJ-08-030	1352327.50	699151.00	523.00	124.96	135	-45
Los Angeles						
AN-08-001	699709.00	1353198.00	505.83	152.09	160	-50
AN-08-002	699824.00	1353250.00	504.35	149.35	160	-50
AN-08-003	699538.00	1353179.00	498.95	263.04	160	-50
Cuernos do Oro						

CO-08-001	696963.20	1355516.00	651.70	102.10	180	-58
CO-08-002	697067.30	1355545.00	648.46	115.82	180	-55
CO-08-003	697162.50	1355562.00	668.59	47.24	180	-54
CO-08-004	697263.34	1355567.49	674.42	80.77	180	-47
CO-08-005	697463.68	1355545.58	712.32	100.58	180	-53
CO-08-006	697664.37	1355579.73	679.20	70.10	180	-48
CO-08-007	697563.77	1355578.80	691.30	128.12	180	-65
CO-08-008	697262.11	1355608.38	679.28	147.78	180	-67
CO-08-009	696963.73	1355548.48	665.46	103.83	180	-74
CO-08-010	696963.73	1355548.48	665.46	134.11	180	-70
Mojon SW and NE Extensions						
MJ-08-001	696328.84	1353412.00	579.34	190.05	360	-50
MJ-08-002	696390.95	1353397.78	568.04	192.67	360	-45
MJ-08-003	695890.49	1353364.15	580.29	131.06	360	-50
MJ-08-004	695794.02	1353334.05	595.90	249.93	360	-45
MJ-08-005	695792.62	1353495.80	614.35	193.54	360	-45
MJ-08-006	696228.09	1353617.85	606.17	274.32	190	-60
MJ-08-007	696126.93	1353619.40	613.69	196.59	190	-50
MJ-08-008	695791.05	1353394.43	610.43	250.00	180	-50
MJ-08-009	695872.05	1353241.43	588.53	71.62	330	-45
ES-08-001	697313.00	1352676.00	489	231.64	330	-45°
SE-08-001	697819.50	1354014.00	541.66	125.05	330	-45°
SEE-08-001	1354394.24	698264.15	667.97	150.87	336	-50
SEE-08-002	1354566.80	698303.99	699.17	169.16	156	-50
SEE-08-003	1354293.09	698198.18	634.32	179.83	336	-45
DES-08-001	1354247.61	698056.33	592.85	192.02	150	-45
DES-08-002	1354319.93	698200.81	637.23	220.98	150	-62
DES-08-003	1354278.16	698167.20	633.31	182.88	150	-65
DES-08-004	1354277.50	698111.23	586.56	199.64	150	-50
Victoria-Santa Maria						
VICSM-08-001	697860.97	1353618.30	514.04	316.99	330	-56
VICSM-08-002	697938.95	1353687.50	538.55	225.55	330	-45
VICSM-08-003	697959.21	1353651.90	528.20	278.89	330	-50
VICSM-08-004	697768.65	1353580.80	510.40	220.98	330	-50
VICSM-08-005	697800.10	1353527.70	529.06	201.16	330	-55
VICSM-08-006	697706.56	1353491.40	526.15	164.59	330	-47
VICSM-08-007	697706.56	1353491.40	526.15	160.02	330	-70
VICSM-08-008	697517.05	1353566.90	489.66	280.41	150	-35
VICSM-08-009	697473.64	1353491.60	494.37	245.36	150	-40
VICSM-08-010	697511.15	1353426.60	485.42	152.40	150	-40
VICSM-08-011	697482.99	1353263.60	504.21	246.88	325	-45
VICSM-08-012	697440.86	1353348.90	503.34	123.44	360	-50
SM-08-001	698136.10	1353716.00	551.57	99.12	330	-45
SM-08-002	698164.90	1353673.00	562.74	150.82	330	-45

IP Anomalies (Gobierno)						
GB-08-001	699730.90	1354542.00	703.45	132.58	335	-45
GB-08-002	699558.10	1354438.00	651.65	379.48	335	-55
GB-08-003	699742.10	1354562.00	693.23	243.84	335	-58
GB-08-004	699628.50	1354278.00	609.41	234.80	335	-55
GB-08-005	699892.90	1354168.00	632.40	147.82	335	-58
GB-08-006	699175.10	1353812.00	587.43	112.77	335	-58
GB-08-007	698742.00	1354800.00	597.54	201.16	155	-50
GB-08.008	699184.00	1354817.00	596.43	242.31	335	-55

(i) All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

25 APPENDIX II VARIOGRAPHY

FIGURE II-1 HORIZONTAL CONTINUITY FOR AU


Horizontal Continuity for AU
Domain SJ
Lag
10
00-->050
00-->000
00-->090
00-->180
00-->270
Figure II-1
CENTRAL SUN MINING INC.
Orosi Project
Nicaragua
San Juan
March 2009

FIGURE II-2 ACROSS-STRIKE VERTICAL CONTINUITY FOR AU


Log Across-Strike Vertical Continuity for AU
Domain Au
Figure II-2
Orosi Project
Nicaragua
San Juan
March 2009

FIGURE II-3 DIP PLANE CONTINUITY FOR AU


Dip Plane Continuity for AU
Domain SJ
Lag
10
-40-->140
40-->320
00-->050
00-->230
Figure II-3
Orosi Project
Nicaragua
San Juan
March 2009

FIGURE II-4 VARIOGRAM DOWNHOLE DIRECTION



(Downhole Dir) -52-->154: Log Continuity for AU
Domain Au
Pair Counts
Gamma (2.850)
Sample Separation (m)
Sph(0.65, 18.5)
N(0.35)
Lag 10
Figure II-4
Orosi Project
Nicaragua
San Juan
March 2009

FIGURE II-5 VARIOGRAM DIRECTION 1



(Direction 1) 00-->050: Log Continuity for AU
Domain Au
Gamma (2.850)
Pair Counts
Sample Separation (m)
Figure II-5
Orosi Project
Nicaragua
San Juan
March 2009

FIGURE II-6 VARIOGRAM DIRECTION 2


(Direction 2) -80-->140: Log Continuity for AU
Domain Au
Gamma (2.850)
Pair Counts
Sample Separation (m)
Lag 5.0
Sph(0.65,60.0)
N(0.35)
Figure II-6
Orosi Project
Nicaragua
San Juan
March 2009

FIGURE II-7 VARIOGRAM DIRECTION 3


(Direction 3) -10-->320: Log Continuity for AU
Domain Au
Gamma (2.850)
Pair Counts
Sample Separation (m)
Sph(0.65, 20)
N(0.35)
Figure II-7
Orosi Project
Nicaragua
San Juan
March 2009